UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Tetsuya Kubo
Name: Tetsuya Kubo
Title: Representative Director

Date: January 22, 2013

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2012.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation (“SMBC” or “the Bank”), one of the largest commercial banks in Japan. In addition to SMBC, our subsidiaries in our commercial banking business include Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in our leasing business; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our securities business; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in our consumer finance business. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. In addition, “SMBC” and “the Bank” refer not only to Sumitomo Mitsui Banking Corporation but also to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our financial condition and results of operations are significantly affected by developments in Japan as well as the global economy.

The Japanese economy for the six months ended September 30, 2012 was supported by domestic demand as evidenced by post-earthquake reconstruction demand. However, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. Japan’s gross domestic product (“GDP”) declined marginally, by 0.0% when rounded on a quarter-on-quarter basis, which is equivalent to an annual rate of 0.1%, for the period from April to June 2012 and declined by 0.9% on a quarter-on-quarter basis for the period from July to September 2012, based on the statistical data published in December 2012 by the Cabinet Office of the Government of Japan.

Private consumption accounts for about 60% of Japan’s GDP. Private consumption for the period from April to June 2012 increased by 0.1% on a quarter-on-quarter basis. Sales of automobiles were steady owing to policy effects such as the government subsidies for purchases of environmentally friendly vehicles, and underpinned private consumption. For the period from July to September 2012, consumption of durable goods and of services was sluggish and, as a result, private consumption decreased by 0.4% on a quarter-on-quarter basis.

Private investment consists of capital investments by business and private residential investments, and accounts for about 15% of Japan’s GDP. The quarter-on-quarter growth rates for the period from April to June 2012 of capital investments by business and private residential investments, partly supported by the demand for reconstruction of disaster-stricken homes, were 0.1% and 1.5%, respectively. Overall improvement in corporate earnings had contributed to a moderate recovery of capital investments by business. However, capital investments by business for the period from July to September 2012 decreased by 3.0% on a quarter-on-quarter basis, reflecting the weakening global economy. Private residential investments also slowed to 0.9% growth on a quarter-on-quarter basis.

The ratio of exports of goods and services to Japan’s GDP was between 11% and 17% for the last ten years. Early in the six months ended September 30, 2012, there was a pick up in exports, reflecting an increase in exports to the United States, although exports to European countries decreased as some of them experienced recessionary conditions. For the period from April to June 2012, exports of goods and services grew by 0.8% on a quarter-on-quarter basis. Thereafter, exports slowed down due to the weakening global economy and protracted strength of the yen. Exports of goods and services for the period from July to September 2012 decreased by 5.1% on a quarter-on-quarter basis. On the other hand, the ratio of imports of goods and services to Japan’s GDP was between 11% and 14% for the last ten years. Imports of goods and services for the period from April to June 2012 increased by 1.8% on a quarter-on-quarter basis. Imports of raw materials including mineral fuels used for thermal power generation increased. For the period from July to September 2012, imports of goods and services decreased by 0.4% on a quarter-on-quarter basis.

Industrial production weakened toward the end of the six months ended September 30, 2012 due to a slowdown in the global economy.

The employment and income situation in Japan generally improved, although it still remained weak. The quarter-on-quarter growth rates of compensation of employees decreased by 0.2% for the period from April to June 2012 and increased by 0.6% for the period from July to September 2012. The active job openings-to-applicants ratio continued to improve, although it fell slightly in September 2012. In addition, the unemployment rate was on a downward trend although there were monthly fluctuations and a slowdown in the improvement. Further, for the six months ended September 30, 2012, there were approximately 5,400 corporate bankruptcies in Japan, a decrease of 5.0% from the same period in the previous year, involving approximately ¥1.7 trillion in total liabilities, a decrease of 9.4% from the same period in the previous year, according to Teikoku Databank, a Japanese research institution.

In Japanese financial and capital markets, short-term interest rates were stable at relatively low levels, due to the Bank of Japan’s (“BOJ”) ongoing provision of ample funds. Long-term interest rates hovered at relatively low levels and were around just below 0.8% (at the 0.75%-or-more level) at September 30, 2012.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, dropped from ¥10,083.56 at March 31, 2012, to as low as the ¥8,200 level in June 2012. Then, the Nikkei Stock Average temporarily topped the ¥9,200 level in August and September 2012, but declined to ¥8,870.16 at September 30, 2012.

The yen appreciated against the U.S. dollar from the ¥82 level at March 31, 2012 to the ¥77 to ¥79 level from July to September 2012. The yen appreciated from the ¥110 level against the euro at March 31, 2012 to the ¥100 level against the euro at September 30, 2012.

The global economy, as a whole, slowed down for the six months ended September 30, 2012, due to the impact of the recessionary conditions of some European countries. However, the markets stabilized toward the end of the period after the announcement of the European Central Bank’s Outright Monetary Transactions’ program and additional monetary easing by the U.S. Federal Reserve and the BOJ. For further information on exposures to certain European countries, see “Operating Results and Financial Condition—Financial Condition—Exposures to Selected European Countries.”

The U.S. economy showed some signs of recovery for the six months ended September 30, 2012, but its growth was slow, reflecting sluggish growth in employment and income, and stalling momentum in capital investments. The European economy suffered from recessionary conditions, against the background of the worsening of consumer and business confidence and the pressures relating to policies of fiscal restraint. In the Chinese economy, the growth of fixed asset investment slowed down, reflecting the control measures over the real estate markets. Exports from China to European countries, which represented a large share of China’s exports, were down. In other Asian countries, the overall pace of economic growth or recovery was slow.

Regulatory Environment

In addition to economic considerations, we expect that our financial condition and operating results will be significantly affected by the regulatory trends.

Capital Adequacy Requirements

In November 2011, the Financial Stability Board (“FSB”) released its list of 29 banks which it considers Global Systemically Important Financial Institutions (“G-SIFIs”) to which additional loss absorbency requirements above the requirement of Common Equity Tier I as defined by the Basel III framework will be applied. The requirements, which were determined by the FSB in accordance with the methodology issued by the Basel Committee on Banking Supervision (“BCBS”) in November 2011, will range from 1% to 2.5% Common Equity Tier I depending on a bank’s systemic importance with an empty bucket of 3.5% Common Equity Tier I as a means to discourage banks from becoming even more systemically important. These requirements will be phased in starting from January 2016 with full implementation by January 2019. The list of G-SIFIs is revised and updated by the FSB on an annual basis. The FSB released in November 2012 an updated list of 28 G-SIFIs, which showed their allocations to buckets corresponding to their required level of additional loss absorbency. The allocations are provisional and will be based in the future on the best and most current available data prior to implementation.

We were included in the lists of G-SIFIs released in both 2011 and 2012 and our required level of additional loss absorbency shown in November 2012 was 1%. If we are identified as a G-SIFI in November 2014, we will be required to maintain the additional loss absorbency requirements applicable to us at that time.

Amendment to the Financial Instruments and Exchange Act of Japan in 2012

Amendment to the Financial Instruments and Exchange Act of Japan (“FIEA”) was promulgated on September 12, 2012 in order to, among other things, facilitate the establishment of a “Comprehensive Exchange,” in which securities, financial derivatives and commodity derivatives are traded comprehensively. It enables Financial Instruments Exchanges to trade commodity derivatives to enhance user convenience. The Financial Services Agency (“FSA”) will conduct supervision of the “Comprehensive Exchange.” The Amendment with regard to the “Comprehensive Exchange” will become effective within one year and a half after the date of promulgation.

The Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which was enacted in July 2010, provides a broad framework for significant regulatory changes across most areas of U.S. financial regulation. The Dodd-Frank Act addresses, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically significant U.S. financial institutions, over-the-counter derivatives, the ability of banking entities to engage in proprietary trading activities and invest in hedge funds and private equity funds (known as the “Volcker Rule”), consumer and investor protection, and securitization.

Implementation of the Dodd-Frank Act is taking place through detailed rulemaking over multiple years by various regulators, including the Office of the Comptroller of the Currency, the Federal Reserve Board, the U.S. Securities and Exchange Commission (“SEC”), the Federal Deposit Insurance Corporation, the Commodity Futures Trading Commission (“CFTC”), the newly created Financial Stability Oversight Council and the newly created Consumer Financial Protection Bureau. Although the final details, impact and timing of certain of the implementing rules remain uncertain, complying with the final rules could result in additional costs, or restrict or otherwise affect the way we conduct our business.

On October 12, 2012, the final joint rules of the CFTC and SEC that further define “swap” and “security-based swap” became effective. As a result, certain entities are required to register with the CFTC as “swap dealers” or “major swap participants” and one of our subsidiaries submitted an application and became provisionally registered as a swap dealer. Upon registering with the CFTC, swap dealers are required to comply with new business conduct standards, covering their relationships with counterparties and their internal management of risks and information associated with swaps, recordkeeping, reporting, and other regulatory requirements. Furthermore, it is expected that mandatory clearing and trade execution requirements for swaps may begin to take effect in the first quarter of calendar 2013.

U.S. Sanctions on Iran

In the United States, the National Defense Authorization Act for Fiscal Year 2012 (“2012 NDAA”), which was signed into law by the President on December 31, 2011, requires the President to prohibit, beginning February 29, 2012, the opening or maintenance in the United States of correspondent or payable-through accounts by non-U.S. financial institutions determined to have knowingly conducted or facilitated any “significant” financial transaction with the Central Bank of Iran or other Iranian financial institution designated for sanctions under the International Emergency Economic Powers Act in connection with Iran’s weapons of mass destruction (“WMD”) proliferation or terrorist activities. These restrictions were expanded by the National Defense Authorization Act for Fiscal Year 2013 (“2013 NDAA”) to target non-U.S. financial institutions that knowingly conduct or facilitate a significant financial transaction for the sale or supply of goods or services used in connection with the energy, shipping or shipbuilding sectors of Iran or for the sale, supply or transfer to or from Iran of precious metals or certain other materials (including graphite, aluminum, steel, coal and certain software) if to be used for specified purposes; or knowingly facilitate a significant financial transaction on behalf of any Iranian person identified on the Specially Designated Nationals and Blocked Persons list maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (except Iranian financial institutions not designated for WMD proliferation, terrorist activities, or Iranian human rights abuses). The 2012 NDAA further requires that the President impose blocking sanctions on all Iranian financial institutions. Executive Order 13599 of February 2, 2012 implements Section 1245 of the 2012 NDAA, blocking all property within U.S. jurisdiction of all Iranian financial institutions. Executive Order 13599 also blocks all property of the Government of Iran within U.S. jurisdiction.

In addition, Executive Order 13622 of July 30, 2012 authorizes the U.S. Secretary of the Treasury, in consultation with the U.S. Secretary of State, to impose correspondent account sanctions on any foreign financial institution that knowingly conducts or facilitates a significant financial transaction with the National Iranian Oil Company or Naftiran Intertrade Company or that knowingly engages in a significant transaction for the purchase or acquisition of petroleum, petroleum products or petrochemical products from Iran, with certain exceptions.

Further, on August 10, 2012, the President signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, which strengthens existing sanctions on Iran, especially those aimed at third-country nationals engaging in business with Iran, and includes measures relating to human rights abuses in Iran and Syria. It exposes non-U.S. persons to possible sanctions if they engage in newly-targeted activities relating to Iran.

The U.S. Secretary of State announced on March 20, 2012 that Japan is among a group of countries that has significantly reduced the volume of crude oil purchases from Iran, and that therefore the 2012 NDAA sanctions would not apply to Japanese financial institutions for a period of 180 days, which period may be renewed based on ongoing reductions in crude oil purchases from Iran. The exception also exempts Japanese financial institutions from sanctions under the provisions of Executive Order 13622 described above and under certain provisions of the 2013 NDAA. The exception applies only if the financial transactions conducted or facilitated by a Japanese financial institution are solely for trade in goods and services between Japan and Iran and any funds owed to Iran as a result of such trade are credited to an account in Japan. Japan’s exception under the 2012 NDAA was renewed on September 14, 2012 and will expire on March 13, 2013 if not renewed again.

For further details regarding regulatory developments that may affect our business and financial results, see “Item 4.B. Business Overview – Regulation” of our annual report on Form 20-F for the fiscal year ended March 31, 2012.

Developments Related to Our Business

Changes in principal subsidiaries and associates

On June 1, 2012, we acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital, in order to further expand and develop the business in Asia and other emerging markets together with the existing aircraft leasing unit. Companies engaged in the acquired aircraft leasing business, SMBC Aviation Capital Limited (former RBS Aerospace Limited), SMBC Aviation Capital (UK) Limited (former RBS Aerospace (UK) Limited) and SMBC Aviation Capital Australia Leasing Pty Limited (former RBS Australia Leasing Pty Limited), became our subsidiaries.

On June 29, 2012, the Bank transferred all of its shares of ORIX Credit Corporation (“ORIX Credit”), a consumer finance provider which became a subsidiary of the Bank in July 2009, to ORIX Corporation. As a result, ORIX Credit is no longer our subsidiary.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments – Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income increased by ¥60,085 million from ¥1,467,695 million for the six months ended September 30, 2011 to ¥1,527,780 million for the six months ended September 30, 2012 primarily due to an increase in net trading income. In spite of this, our net operating income decreased by ¥4,494 million from ¥1,335,601 million for the six months ended September 30, 2011 to ¥1,331,107 million for the six months ended September 30, 2012, primarily due to an increase in impairment charges on financial assets. However, our net profit increased by ¥25,831 million from ¥321,821 million for the six months ended September 30, 2011 to ¥347,652 million for the six months ended September 30, 2012, due to an increase in share of post-tax profit of associates and joint ventures and a decrease in income tax expense, which was partially offset by an increase in general and administrative expenses.

Our total assets decreased by ¥2,969,867 million from ¥141,874,426 million at March 31, 2012 to ¥138,904,559 million at September 30, 2012, due primarily to a decrease in investment securities, and loans and advances.

Our total liabilities decreased by ¥2,988,023 million from ¥134,259,035 million at March 31, 2012 to ¥131,271,012 million at September 30, 2012, due primarily to a decrease in borrowings, and repurchase agreements and cash collateral on securities lent. The decrease was partially offset by an increase in deposits.

Our total equity increased by ¥18,156 million from ¥7,615,391 million at March 31, 2012 to ¥7,633,547 million at September 30, 2012, due primarily to an increase in retained earnings, although it was partially offset by a decrease in other reserves.

Operating Results

The following table presents information as to our income, expenses, and net profit for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions, except per share data)
Interest income	¥869,479	¥850,230
Interest expense	158,480	154,442

Net interest income	710,999	695,788

Fee and commission income	438,867	422,682
Fee and commission expense	67,156	71,212

Net fee and commission income	371,711	351,470

Net trading income	181,005	142,589
Net income (loss) from financial assets at fair value through profit or loss	(863)	22,947
Net investment income	138,920	160,745
Other income	126,008	94,156

Total operating income	1,527,780	1,467,695

Impairment charges on financial assets	196,673	132,094

Net operating income	1,331,107	1,335,601

General and administrative expenses	707,538	670,010
Other expenses	112,842	89,760

Operating expenses	820,380	759,770

Share of post-tax profit (loss) of associates and joint ventures	4,288	(38,332)

Profit before tax	515,015	537,499

Income tax expense	167,363	215,678

Net profit	¥347,652	¥321,821

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥290,987	¥261,221
Non-controlling interests	56,665	60,600

Earnings per share:
Basic	¥214.92	¥187.36
Diluted	214.80	187.34

Total operating income increased by ¥60,085 million, or 4%, from ¥1,467,695 million for the six months ended September 30, 2011 to ¥1,527,780 million for the six months ended September 30, 2012, primarily due to an increase in net trading income by ¥38,416 million and other income by ¥31,852 million, which was partially offset by a decrease in net income (loss) from financial assets at fair value through profit or loss and net investment income.

Net operating income decreased by ¥4,494 million from ¥1,335,601 million for the six months ended September 30, 2011 to ¥1,331,107 million for the six months ended September 30, 2012. The primary reason of this decrease was an increase in impairment charges on financial assets.

Net profit increased by ¥25,831 million from ¥321,821 million for the six months ended September 30, 2011 to ¥347,652 million for the six months ended September 30, 2012 as a result of an increase in share of post-tax profit (loss) of associates and joint ventures, and a decrease in income tax expense, although general and administrative expenses increased.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income and expense, and average annualized interest rates for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012			2011
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥334,090	¥648	0.39%	¥332,121	¥883	0.53%
Foreign offices	3,710,921	13,868	0.75%	3,229,424	12,830	0.79%

Total	4,045,011	14,516	0.72%	3,561,545	13,713	0.77%

Call loans and bills bought:
Domestic offices	343,800	811	0.47%	356,187	1,003	0.56%
Foreign offices	1,039,369	5,737	1.10%	692,751	5,146	1.49%

Total	1,383,169	6,548	0.95%	1,048,938	6,149	1.17%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	4,329,880	4,067	0.19%	4,000,076	4,675	0.23%
Foreign offices	229,882	2,744	2.39%	191,591	3,551	3.71%

Total	4,559,762	6,811	0.30%	4,191,667	8,226	0.39%

Held-to-maturity investments(1):
Domestic offices	5,473,182	19,867	0.73%	4,539,102	18,418	0.81%

Total	5,473,182	19,867	0.73%	4,539,102	18,418	0.81%

Available-for-sale financial assets(1):
Domestic offices	22,928,034	36,626	0.32%	22,955,463	51,320	0.45%
Foreign offices	1,194,177	10,159	1.70%	940,713	8,151	1.73%

Total	24,122,211	46,785	0.39%	23,896,176	59,471	0.50%

Loans and advances(2):
Domestic offices	60,226,774	613,651	2.04%	62,874,977	609,722	1.94%
Foreign offices	12,626,098	161,301	2.56%	10,217,701	134,531	2.63%

Total	72,852,872	774,952	2.13%	73,092,678	744,253	2.04%

Total interest-earning assets:
Domestic offices	93,635,760	675,670	1.44%	95,057,926	686,021	1.44%
Foreign offices	18,800,447	193,809	2.06%	15,272,180	164,209	2.15%

Total	¥112,436,207	¥869,479	1.55%	¥110,330,106	¥850,230	1.54%

	For the six months ended September 30,
	2012			2011
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥70,134,066	¥27,814	0.08%	¥69,369,980	¥33,079	0.10%
Foreign offices	10,348,877	34,287	0.66%	8,608,850	32,185	0.75%

Total	80,482,943	62,101	0.15%	77,978,830	65,264	0.17%

Call money and bills sold:
Domestic offices	1,201,201	547	0.09%	1,583,528	959	0.12%
Foreign offices	529,222	1,108	0.42%	306,338	865	0.56%

Total	1,730,423	1,655	0.19%	1,889,866	1,824	0.19%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	4,260,515	2,931	0.14%	5,124,313	4,963	0.19%
Foreign offices	708,631	1,783	0.50%	660,852	1,317	0.40%

Total	4,969,146	4,714	0.19%	5,785,165	6,280	0.22%

Borrowings:
Domestic offices	7,750,498	30,538	0.79%	11,112,043	33,291	0.60%
Foreign offices	624,789	13,281	4.25%	387,240	8,767	4.53%

Total	8,375,287	43,819	1.05%	11,499,283	42,058	0.73%

Debt securities in issue:
Domestic offices	5,759,699	41,316	1.43%	5,153,565	34,433	1.34%
Foreign offices	1,597,224	4,516	0.57%	601,757	4,206	1.40%

Total	7,356,923	45,832	1.25%	5,755,322	38,639	1.34%

Other interest-bearing liabilities:
Domestic offices	78,506	345	0.88%	77,238	370	0.96%
Foreign offices	4,442	14	0.63%	1,780	7	0.79%

Total	82,948	359	0.87%	79,018	377	0.95%

Total interest-bearing liabilities:
Domestic offices	89,184,485	103,491	0.23%	92,420,667	107,095	0.23%
Foreign offices	13,813,185	54,989	0.80%	10,566,817	47,347	0.90%

Total	¥102,997,670	¥158,480	0.31%	¥102,987,484	¥154,442	0.30%

Net interest income and interest rate spread		¥710,999	1.24%		¥695,788	1.24%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our net interest income based on changes in volume and changes in rate for the six months ended September 30, 2012 compared to the six months ended September 30, 2011.

	Six months ended September 30, 2012 compared to six months ended September 30, 2011 Increase / (Decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥5	¥(240)	¥(235)
Foreign offices	1,830	(792)	1,038

Total	1,835	(1,032)	803

Call loans and bills bought:
Domestic offices	(34)	(158)	(192)
Foreign offices	2,139	(1,548)	591

Total	2,105	(1,706)	399

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	358	(966)	(608)
Foreign offices	619	(1,426)	(807)

Total	977	(2,392)	(1,415)

Held-to-maturity investments:
Domestic offices	3,531	(2,082)	1,449

Total	3,531	(2,082)	1,449

Available-for-sale financial assets:
Domestic offices	(62)	(14,632)	(14,694)
Foreign offices	2,157	(149)	2,008

Total	2,095	(14,781)	(12,686)

Loans and advances:
Domestic offices	(26,283)	30,212	3,929
Foreign offices	30,913	(4,143)	26,770

Total	4,630	26,069	30,699

Total interest income:
Domestic offices	(22,485)	12,134	(10,351)
Foreign offices	37,658	(8,058)	29,600

Total	¥15,173	¥4,076	¥19,249

	Six months ended September 30, 2012 compared to six months ended September 30, 2011 Increase / (Decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥378	¥(5,643)	¥(5,265)
Foreign offices	6,034	(3,932)	2,102

Total	6,412	(9,575)	(3,163)

Call money and bills sold:
Domestic offices	(201)	(211)	(412)
Foreign offices	508	(265)	243

Total	307	(476)	(169)

Repurchase agreements and cash collateral on securities lent:
Domestic offices	(736)	(1,296)	(2,032)
Foreign offices	101	365	466

Total	(635)	(931)	(1,566)

Borrowings:
Domestic offices	(11,645)	8,892	(2,753)
Foreign offices	5,078	(564)	4,514

Total	(6,567)	8,328	1,761

Debt securities in issue:
Domestic offices	4,235	2,648	6,883
Foreign offices	3,927	(3,617)	310

Total	8,162	(969)	7,193

Other interest-bearing liabilities:
Domestic offices	6	(31)	(25)
Foreign offices	9	(2)	7

Total	15	(33)	(18)

Total interest expense:
Domestic offices	(7,963)	4,359	(3,604)
Foreign offices	15,657	(8,015)	7,642

Total	¥7,694	¥(3,656)	¥4,038

Net interest income:
Domestic offices	¥(14,522)	¥7,775	¥(6,747)
Foreign offices	22,001	(43)	21,958

Total	¥7,479	¥7,732	¥15,211

Interest Income

Our interest income increased by ¥19,249 million, or 2%, from ¥850,230 million for the six months ended September 30, 2011 to ¥869,479 million for the six months ended September 30, 2012. This increase principally reflected an increase in interest income on loans and advances which was partially offset by a decrease in interest income on available-for-sale financial assets. Our interest income on loans and advances increased by ¥30,699 million, or 4%, from ¥744,253 million for the six months ended September 30, 2011 to ¥774,952 million for the six months ended September 30, 2012 mainly due to the inclusion of interest income on loans and advances of SMBC Consumer Finance, which became our subsidiary in December 2011. Except for the inclusion of interest income on loans and advances of SMBC Consumer Finance, interest income on loans and advances at domestic offices decreased due to a decrease in both average balances and rates. The decrease was primarily due to the low financing needs of domestic companies and a decrease in the interest rate spreads for loans to high credit quality companies reflecting the increasing competition in the loan market in Japan. Interest income on loans and advances at foreign offices increased due to an increase in average loan balances to foreign customers, mainly in Asian countries, where financing needs were strong. Interest income on available-for-sale financial assets decreased by ¥12,686 million, or 21%, from ¥59,471 million for the six months ended September 30, 2011 to ¥46,785 million for the six months ended September 30, 2012.

Interest Expense

Our interest expense increased by ¥4,038 million, or 3%, from ¥154,442 million for the six months ended September 30, 2011 to ¥158,480 million for the six months ended September 30, 2012, due primarily to an increase in interest expense on debt securities in issue, which was partially offset by a decrease in interest expense on deposits. Interest expense on debt securities in issue increased by ¥7,193 million, or 19%, from ¥38,639 million for the six months ended September 30, 2011 to ¥45,832 million for the six months ended September 30, 2012, due primarily to an increase in bonds issued for foreign currency funding. Interest expense on deposits decreased by ¥3,163 million, or 5%, from ¥65,264 million for the six months ended September 30, 2011 to ¥62,101 million for the six months ended September 30, 2012, due primarily to a decrease in interest rates on deposits.

Net Interest Income

Our net interest income increased by ¥15,211 million, or 2%, from ¥695,788 million for the six months ended September 30, 2011 to ¥710,999 million for the six months ended September 30, 2012. The increase was due primarily to an increase in interest income on loans and advances, which was partially offset by a decrease in interest income on available-for-sale financial assets and an increase in interest expense on debt securities in issue.

On an average rate basis, from the six months ended September 30, 2011 to the six months ended September 30, 2012, loans and advances at domestic offices increased by 0.10 percentage point from 1.94% to 2.04% and loans and advances at foreign offices decreased by 0.07 percentage point from 2.63% to 2.56%, resulting in the total of loans and advances increasing by 0.09 percentage point from 2.04% to 2.13%. On an average rate basis, deposits at domestic offices decreased by 0.02 percentage point from 0.10% to 0.08%, and deposits at foreign offices also decreased by 0.09 percentage point from 0.75% to 0.66%, resulting in the total of deposits decreasing by 0.02 percentage point from 0.17% to 0.15%.

Net Fee and Commission Income

The following table sets forth a breakdown of our net fee and commission income for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Fee and commission income from:
Loans	¥45,845	¥35,730
Credit card business	112,736	99,144
Guarantees	28,654	18,051
Securities-related business	34,376	38,954
Deposits	8,652	8,001
Remittances and transfers	63,764	62,904
Safe deposits	3,303	3,402
Trust fees	830	501
Investment trusts	60,190	80,149
Agency	9,153	9,395
Others	71,364	66,451

Total fee and commission income	438,867	422,682

Fee and commission expense from:
Remittances and transfers	17,476	16,037
Guarantees	1,520	11,399
Others	48,160	43,776

Total fee and commission expense	67,156	71,212

Net fee and commission income	¥371,711	¥351,470

Fee and commission income increased by ¥16,185 million, or 4%, from ¥422,682 million for the six months ended September 30, 2011 to ¥438,867 million for the six months ended September 30, 2012. Primary sources of fee and commission income are fees obtained through our credit card businesses, remittance and transfer fees, investment trust sales commissions, loan transaction fees and fees obtained through securities-related business. The increase in fee and commission income was due primarily to an increase in fees from credit card business, guarantees fees and loan transaction fees. Fees related to guarantees increased due mainly to the inclusion of guarantees fees at SMBC Consumer Finance, which became our subsidiary in December 2011. These increases were partially offset by a decrease in investment trust sales due to the appreciation of the yen, declining global stock markets and the steady low-interest rate environment.

Fee and commission expense was ¥67,156 million for the six months ended September 30, 2012, a decrease from ¥71,212 million for the six months ended September 30, 2011 due mainly to a decrease in fee and commission expense from guarantees. This was mainly due to SMBC Consumer Finance becoming our subsidiary in December 2011 which resulted in the elimination of guarantee transactions between SMBC Consumer Finance and our Group companies on consolidation.

As a result, net fee and commission income increased by ¥20,241 million, or 6%, from ¥351,470 million for the six months ended September 30, 2011 to ¥371,711 million for the six months ended September 30, 2012.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Net trading income:
Interest rate	¥97,915	¥68,986
Foreign exchange	78,717	81,176
Equity	3,092	2,241
Credit	506	(10,036)
Others	775	222

Total net trading income	¥181,005	¥142,589

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥(456)	¥23,639
Net loss from equity instruments	(407)	(692)

Total net income (loss) from financial assets at fair value through profit or loss	¥(863)	¥22,947

Net investment income:
Net gain from disposal of debt instruments	¥101,291	¥115,006
Net gain from disposal of equity instruments	178	8,793
Dividend income	37,451	36,946

Total net investment income	¥138,920	¥160,745

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥38,416 million from ¥142,589 million for the six months ended September 30, 2011 to ¥181,005 million for the six months ended September 30, 2012. This increase was due primarily to an increase in net trading income from credit and interest rate transactions.

Net income (loss) from financial assets at fair value through profit or loss decreased by ¥23,810 million from a net income of ¥22,947 million for the six months ended September 30, 2011 to a net loss of ¥863 million for the six months ended September 30, 2012 due primarily to a decrease in the fair value of debt instruments.

Net investment income decreased by ¥21,825 million from ¥160,745 million for the six months ended September 30, 2011 to ¥138,920 million for the six months ended September 30, 2012. Although net investment income decreased, the level of net investment income was still relatively high mainly due to sales of bonds as we timely responded to declining interest rates in both domestic and overseas markets.

Other Income

The following table sets forth our other income for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Income from operating leases	¥52,098	¥35,600
Gains on disposal of assets leased	23,129	3,983
Income related to IT solution services	17,942	18,288
Gains on disposal of property, plant and equipment, and other intangible assets	181	2,245
Reversal of impairment losses of investments in associates and joint ventures	—	12,393
Gains on step acquisition of subsidiaries	142	—
Others	32,516	21,647

Total other income	¥126,008	¥94,156

Other income increased by ¥31,852 million, or 34%, from ¥94,156 million for the six months ended September 30, 2011 to ¥126,008 million for the six months ended September 30, 2012. Other income increased due primarily to an increase in income from operating leases and gains on disposal of assets leased, reflecting the inclusion of our aircraft leasing business commenced in June 2012 as SMBC Aviation Capital. The increase was partially offset by a decrease in reversal of impairment losses of investments in associates and joint ventures.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Loans and advances	¥71,445	¥9,135
Available-for-sale financial assets	125,228	122,959

Total impairment charges on financial assets	¥196,673	¥132,094

Our impairment charges on financial assets consist of losses relating to loans and advances, and available-for-sale financial assets.

Although the Japanese economy for the six months ended September 30, 2012 was supported by domestic demand as evidenced by post-earthquake reconstruction demand, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. Japan’s GDP declined marginally, by 0.0% when rounded on a quarter-on-quarter basis, which is equivalent to an annual rate of 0.1%, for the period from April to June 2012 and declined by 0.9% on a quarter-on-quarter basis for the period from July to September 2012. The Nikkei Stock Average dropped from ¥10,083.56 at March 31, 2012 to as low as the ¥8,200 level in June 2012. Then, the Nikkei Stock Average temporarily topped the ¥9,200 level in August and September 2012, but declined to ¥8,870.16 at September 30, 2012.

Impairment charges on loans and advances for the six months ended September 30, 2012 was ¥71,445 million, increased by ¥62,310 million compared to ¥9,135 million for the six months ended September 30, 2011. The increase reflected the inclusion of impairment charges on loans and advances of SMBC Consumer Finance, which became our subsidiary in December 2011, in addition to the relatively low level of impairment charges for the six months ended September 30, 2011. For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased slightly by ¥2,269 million from ¥122,959 million for the six months ended September 30, 2011 to ¥125,228 million for the six months ended September 30, 2012. Most of the impairment charges on available-for-sale financial assets for the six months ended September 30, 2012 were from publicly traded Japanese stocks.

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuers. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Personnel expenses	¥318,349	¥306,341
Depreciation and amortization	64,142	59,601
Rent and lease expenses	55,231	51,296
Building and maintenance expenses	2,954	3,353
Supplies expenses	6,771	6,900
Communication expenses	16,565	16,941
Publicity and advertising expenses	21,711	17,230
Taxes and dues	28,182	29,000
Outsourcing expenses	43,583	42,007
Premiums for deposit insurance	27,080	29,672
Office equipment expenses	17,623	14,673
Others	105,347	92,996

Total general and administrative expenses	¥707,538	¥670,010

General and administrative expenses increased by ¥37,528 million, or 6%, from ¥670,010 million for the six months ended September 30, 2011 to ¥707,538 million for the six months ended September 30, 2012, due mainly to the inclusion of general and administrative expenses of SMBC Consumer Finance, which became our subsidiary in December 2011. Other than the inclusion of general and administrative expenses of SMBC Consumer Finance, the increase was due to an increase in our overseas staff and expenses related to overseas business development.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Cost of operating leases	¥27,422	¥23,440
Losses on disposal of assets leased	20,481	1,947
Cost related to IT solution services	51,133	47,493
Losses on disposal of property, plant and equipment, and other intangible assets	1,361	2,709
Impairment losses of property, plant and equipment	2,273	1,515
Impairment losses of intangible assets	30	46
Losses on sale of investments in subsidiaries and associates	—	342
Impairment losses of investments in associates and joint ventures	5,039	2,489
Others	5,103	9,779

Total other expenses	¥112,842	¥89,760

Other expenses increased by ¥23,082 million, or 26%, from ¥89,760 million for the six months ended September 30, 2011 to ¥112,842 million for the six months ended September 30, 2012. The increase was due mainly to an increase in cost of operating leases and losses on disposal of assets leased, reflecting the inclusion of our aircraft leasing business commenced in June 2012 as SMBC Aviation Capital.

Share of Post-tax Profit (Loss) of Associates and Joint Ventures

Share of post-tax profit (loss) of associates and joint ventures increased by ¥42,620 million from a loss of ¥38,332 million for the six months ended September 30, 2011 to a profit of ¥4,288 million for the six months ended September 30, 2012. This was due mainly to recognizing for the six months ended September 30, 2011 our share of the loss of our former associate that became our subsidiary in December 2011.

Income Tax Expense

Income tax expense decreased by ¥48,315 million from ¥215,678 million for the six months ended September 30, 2011 to ¥167,363 million for the six months ended September 30, 2012 due mainly to a decrease in profit before tax and reduction of the effective statutory tax rate (including local taxes) due to changes in Japanese corporation tax rates applicable from fiscal years beginning on or after April 1, 2012.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: Commercial Banking, Securities, Leasing, and Consumer Finance, with the remaining operations recorded in Others. We changed our business segment information for the six months ended September 30, 2012 in connection with making SMBC Consumer Finance, formerly known as Promise Co., Ltd., our wholly owned subsidiary through a share exchange on April 1, 2012. The business segment previously reported as Credit Card is now reported as Consumer Finance, together with SMBC Consumer Finance and other consumer finance companies. Comparative information has been restated accordingly.

The business segment information covers the Bank, which accounts for the major portion of our total assets and revenue, in Commercial Banking, SMBC Nikko Securities and SMBC Friend Securities in Securities, SMFL in Leasing, and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in Consumer Finance. Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in “Segment Analysis—Reconciliation of Segmental Results of Operation to Consolidated Income Statement” of Note 4 to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Commercial Banking

The Bank represents the majority of the Commercial Banking segment, and the remainder includes, but is not limited to, domestic banking subsidiaries, such as KUBC, The Minato Bank and The Japan Net Bank, Limited, as well as foreign banking subsidiaries, such as SMBC Europe, Manufacturers Bank and SMBC (China). Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, the Bank also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are in principle allocated to each business unit.

The Bank’s Consumer Banking Unit

The Bank’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

The Bank’s Middle Market Banking Unit

The Bank’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit, through its sales channels and certain of our Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services.

The Bank’s Corporate Banking Unit

The Bank’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset and liability management requirements. To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign-exchange transactions to derivative transactions.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. It mainly consists of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in the Bank’s Others include those related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service, our associate. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment lease, operating lease, leveraged lease and aircraft operating lease. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. It conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna, which became our subsidiary in May 2010 and our wholly owned subsidiary in May 2011, conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became our subsidiary in December 2011 and our wholly owned subsidiary on April 1, 2012, provides consumer loans that consist mainly of unsecured loans to individuals and engages in other business including a loan guarantee business. It changed its trade name from Promise Co., Ltd. on July 1, 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Consumer Finance segments, and the Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between our Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operation

For the six months ended September 30, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥174.8	¥201.8	¥96.1	¥107.3	¥201.7	¥5.0	¥786.7	¥911.5
Net interest income	154.0	118.4	63.8	62.2	67.6	8.8	474.8	550.1
Net non-interest income	20.8	83.4	32.3	45.1	134.1	(3.8)	311.9	361.4
General and administrative expenses	(140.9)	(106.7)	(19.5)	(36.3)	(10.2)	(44.4)	(358.0)	(427.7)
Other profit (loss)(1)	—	—	—	—	—	—	—	(5.6)

Consolidated net business profit(2)(4)	¥33.9	¥95.1	¥76.6	¥71.0	¥191.5	¥(39.4)	¥428.7	¥478.2

	Securities			Leasing		Consumer Finance				Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥106.1	¥24.5	¥135.7	¥57.4	¥60.3	¥88.7	¥77.3	¥82.8	¥264.1	¥3.3	¥1,374.9
Net interest income	(0.2)	0.2	0.2	22.8	25.4	8.0	15.3	58.5	82.6	22.8	681.1
Net non-interest income	106.3	24.3	135.5	34.6	34.9	80.7	62.0	24.3	181.5	(19.5)	693.8
General and administrative expenses	(90.1)	(19.4)	(113.6)	(23.7)	(23.5)	(66.1)	(59.6)	(31.6)	(165.5)	30.2	(700.1)
Other profit (loss)(1)	(0.1)	—	(2.5)	0.5	2.6	(1.0)	(8.7)	(19.2)	(30.4)	(40.1)	(76.0)

Consolidated net business profit(2)(4)	¥15.9	¥5.1	¥19.6	¥34.2	¥39.4	¥21.6	¥9.0	¥32.0	¥68.2	¥(6.6)	¥598.8

        For the six months ended September 30, 2012         Gross Profit

For the six months ended September 30, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥192.3	¥208.8	¥102.6	¥93.5	¥227.3	¥(5.0)	¥819.5	¥928.3
Net interest income	162.5	130.2	68.9	51.5	76.0	(2.5)	486.6	560.8
Net non-interest income	29.8	78.6	33.7	42.0	151.3	(2.5)	332.9	367.5
General and administrative expenses	(143.0)	(110.8)	(18.9)	(31.0)	(9.5)	(41.4)	(354.6)	(424.0)
Other profit (loss)(1)	—	—	—	—	—	—	—	(11.6)

Consolidated net business profit(2)(4)	¥49.3	¥98.0	¥83.7	¥62.5	¥217.8	¥(46.4)	¥464.9	¥492.7

	Securities			Leasing		Consumer Finance			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥109.9	¥22.7	¥137.1	¥50.9	¥52.8	¥89.1	¥82.0	¥199.1	¥17.9	¥1,335.2
Net interest income	(1.0)	0.3	(0.2)	30.0	31.7	9.8	19.6	43.0	30.5	665.8
Net non-interest income	110.9	22.4	137.3	20.9	21.1	79.3	62.4	156.1	(12.6)	669.4
General and administrative expenses	(88.1)	(19.1)	(109.8)	(21.4)	(21.1)	(62.0)	(62.0)	(139.3)	22.9	(671.3)
Other profit (loss)(1)	(1.6)	—	(2.1)	4.8	8.2	(6.8)	(14.0)	(77.2)	(19.8)	(102.5)

Consolidated net business profit(2)(4)	¥20.2	¥3.6	¥25.2	¥34.3	¥39.9	¥20.3	¥6.0	¥(17.4)	¥21.0	¥561.4

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio. For the six months ended September 30, 2011, equity-method associates included Promise Co., Ltd., a consumer finance company, which became our subsidiary in December 2011 and changed its trade name to SMBC Consumer Finance in July 2012.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.

For the six months ended September 30, 2012, consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Before the current period, consolidated net business profit of these subsidiaries represented the operating profit (loss) of each company on a nonconsolidated basis. Comparative information has been restated accordingly. Ordinary profit (loss) comprises profits and losses from ordinary activities which include operating and non-operating profits and losses, but exclude extraordinary items.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC, and The Minato Bank.)
(4)	The Group’s total credit costs (reversal) for the six months ended September 30, 2012 and 2011 were ¥48.0 billion and ¥28.0 billion, respectively, of which ¥(20.0) billion and ¥8.6 billion were for Commercial Banking, nil and ¥1.8 billion were for Securities, ¥(0.1) billion and ¥(2.9) billion were for Leasing, and ¥32.4 billion and ¥23.5 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statement” in Note 4 “Segment Analysis” to our consolidated financial statements included elsewhere in this report.
(5)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC, and The Minato Bank.

Commercial Banking

Our consolidated net business profit from our Commercial Banking segment decreased by ¥14.5 billion from ¥492.7 billion for the six months ended September 30, 2011 to ¥478.2 billion for the six months ended September 30, 2012. This was due to a decrease in both net interest income and net non-interest income, and an increase in general and administrative expenses.

The Bank’s Consumer Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Consumer Banking Unit decreased by ¥17.5 billion and ¥15.4 billion from ¥192.3 billion and ¥49.3 billion for the six months ended September 30, 2011 to ¥174.8 billion and ¥33.9 billion for the six months ended September 30, 2012, respectively. The decrease was primarily due to a decrease in net interest income and net non-interest income. The Bank’s Consumer Banking Unit’s interest income included interest income from housing loans, and the interest rate spreads for housing loans decreased due to increasing competition in Japan. In addition, the Bank’s Consumer Banking Unit’s non-interest income included commissions from investment trusts sales, which decreased mainly due to the appreciation of the yen, declining global stock markets and the steady low-interest rate environment.

The Bank’s Middle Market Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Middle Market Banking Unit decreased by ¥7.0 billion and ¥2.9 billion from ¥208.8 billion and ¥98.0 billion for the six months ended September 30, 2011 to ¥201.8 billion and ¥95.1 billion for the six months ended September 30, 2012, respectively. This was mainly due to the low financing needs of domestic companies and a decrease in the interest rate spreads for loans to high credit quality companies reflecting the increasing competition in commercial banking industries in Japan.

The Bank’s Corporate Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Corporate Banking Unit decreased by ¥6.5 billion and ¥7.1 billion from ¥102.6 billion and ¥83.7 billion for the six months ended September 30, 2011 to ¥96.1 billion and ¥76.6 billion for the six months ended September 30, 2012, respectively, reflecting a decrease in both net interest income and net non-interest income. Although there was growing demand for financing of M&A deals, especially for cross-border M&A deals, net interest income decreased primarily due to the low financing needs of domestic companies and a decrease in the interest rate spreads for loans to high credit quality companies.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥13.8 billion and ¥8.5 billion from ¥93.5 billion and ¥62.5 billion for the six months ended September 30, 2011 to ¥107.3 billion and ¥71.0 billion for the six months ended September 30, 2012, respectively. This was mainly due to an increase of net interest income and net non-interest income, although general and administrative expenses also increased as a result of the increase in our overseas staff and expenses related to overseas business development. Net interest income increased due to an increase in the balance of loans to the foreign customers mainly in Asian countries, where financing needs were strong.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit decreased by ¥25.6 billion and ¥26.3 billion from ¥227.3 billion and ¥217.8 billion for the six months ended September 30, 2011 to ¥201.7 billion and ¥191.5 billion for the six months ended September 30, 2012, respectively. Although net non-interest income was relatively high at ¥134.1 billion for the six months ended September 30 2012, due mainly to the sale of bonds through our timely responses to the declining interest rates in both domestic and overseas markets, it decreased by ¥17.2 billion from ¥151.3 billion for the six months ended September 30, 2011.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s five business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Units, Compliance Unit, Risk Management Unit and Internal Audit Unit, which do not belong to any of the five business units. Those amounts mainly consist of administrative costs related to the headquarters operations and profit and loss on the activities related to capital management.

Securities

Gross profit in our Securities segment slightly decreased from ¥137.1 billion for the six months ended September 30, 2011 to ¥135.7 billion for the six months ended September 30, 2012. Consolidated net business profit in our Securities segment also decreased by ¥5.6 billion from ¥25.2 billion for the six months ended September 30, 2011 to ¥19.6 billion for the six months ended September 30, 2012. This was mainly due to a decrease in net non-interest income of SMBC Nikko Securities and an increase in general and administrative expenses.

Leasing

Gross profit in our Leasing segment increased by ¥7.5 billion from ¥52.8 billion for the six months ended September 30, 2011 to ¥60.3 billion for the six months ended September 30, 2012. On the other hand, consolidated net business profit in our Leasing segment slightly decreased from ¥39.9 billion for the six months ended September 30, 2011 to ¥39.4 billion for the six months ended September 30, 2012. Although net non-interest income increased, both net interest income and other profit decreased and general and administrative expenses increased.

Consumer Finance

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥65.0 billion and ¥85.6 billion from ¥199.1 billion and loss of ¥17.4 billion for the six months ended September 30, 2011 to ¥264.1 billion and profit of ¥68.2 billion for the six months ended September 30, 2012, respectively. This was mainly due to the inclusion of the six-month results of SMBC Consumer Finance, which became our subsidiary in December 2011 and our wholly owned subsidiary in April 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of the Commercial Banking, Securities, Leasing, and Consumer Finance segments, and the Group as a whole. It mainly consists of the profit and loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, which are not identified as reportable segments, including The Japan Research Institute. It also includes internal transactions between our Group companies which are eliminated in our consolidated financial statements.

Revenue by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earn the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2012	2011
Region:
Japan	86%	91%
Foreign:
Americas	4%	2%
Europe and Middle East	4%	3%
Asia and Oceania (excluding Japan)	6%	4%

Total	100%	100%

Financial Condition

Assets

Our total assets decreased by ¥2,969,867 million from ¥141,874,426 million at March 31, 2012 to ¥138,904,559 million at September 30, 2012, due primarily to a decrease in investment securities and loans and advances.

Our assets at September 30, 2012 and March 31, 2012 were as follows:

	At September 30, 2012	At March 31, 2012
	(In millions)
Cash and deposits with banks	¥8,360,558	¥8,050,562
Call loans and bills bought	1,125,647	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed	3,978,194	4,937,025
Trading assets	4,843,436	4,461,258
Derivative financial instruments	6,281,908	5,901,526
Financial assets at fair value through profit or loss	2,137,737	2,150,409
Investment securities	34,448,711	37,324,100
Loans and advances	71,464,359	72,536,813
Investments in associates and joint ventures	209,576	206,660
Property, plant and equipment	1,589,068	1,045,006
Intangible assets	900,851	899,167
Other assets	2,890,423	2,367,300
Current tax assets	22,599	65,298
Deferred tax assets	651,492	632,220

Total assets	¥138,904,559	¥141,874,426

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2012, our loans and advances were ¥71,464,359 million, or 51% of total assets, representing a decrease of ¥1,072,454 million, or 1%, from ¥72,536,813 million at March 31, 2012. The decrease in loans and advances was primarily due to a decrease in loans and advances to our domestic customers in spite of an increase in loans and advances to our foreign customers. The overall decrease in loans and advances to our domestic customers was due to a decrease in loans and advances to individual customers as well as to corporate customers, reflecting the low financing needs of domestic companies. The increase in loans and advances to our foreign customers was mainly due to our proactive allocation of assets to Asian countries where financing needs were strong, owing to factors such as the increasing demand for infrastructure project financing loans.

Domestic

Through the Bank and other banking and nonbank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated:

	At September 30, 2012	At March 31, 2012
	(In millions)
Manufacturing	¥8,085,146	¥8,462,004
Agriculture, forestry, fisheries and mining	119,946	152,128
Construction	1,240,557	1,284,882
Transportation, communications and public enterprises	4,469,064	4,414,102
Wholesale and retail	5,303,280	5,480,393
Finance and insurance	2,110,473	2,170,776
Real estate and goods rental and leasing	8,071,573	7,982,741
Services	4,069,005	4,076,818
Municipalities	1,205,345	1,234,355
Lease financing	2,066,926	2,056,972
Consumer(1)	18,802,425	19,185,574
Others	3,532,590	4,155,960

Total domestic	¥59,076,330	¥60,656,705

(1)	The balance in Consumer consists mainly of housing loans. The housing loan balances amounted to ¥14,497,403 million and ¥14,574,702 million at September 30, 2012 and March 31, 2012, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated:

	At September 30, 2012	At March 31, 2012
	(In millions)
Public sector	¥106,229	¥130,426
Financial institutions	2,051,573	2,012,751
Commerce and industry	10,792,234	10,364,685
Lease financing	174,962	191,966
Others	727,540	706,175

Total foreign	¥13,852,538	¥13,406,003

Allowance for Loan Losses

For the six months ended September 30, 2012, the allowance for loan losses decreased by ¥48,713 million, or 4%, from ¥1,381,164 million at the beginning of the period to ¥1,332,451 million at the end of the period. We recorded a provision for loan losses of ¥71,445 million for the six months ended September 30, 2012, which was an increase of ¥62,310 million from ¥9,135 million for the six months ended September 30, 2011.

Although the Japanese economy for the six months ended September 30, 2012 was supported by domestic demand as evidenced by post-earthquake reconstruction demand, the prolonged slowdown in the global economy contributed to the contraction of the Japanese economy. Japan’s GDP declined marginally, by 0.0% when rounded on a quarter-on-quarter basis, which is equivalent to an annual rate of 0.1%, for the period from April to June 2012 and declined by 0.9% on a quarter-on-quarter basis for the period from July to September 2012.

We implemented consultative actions tailored to our borrowers’ businesses and financial conditions, by supporting the development of operational improvement plans for borrowers, and we continued to manage centrally and globally our credit monitoring procedures on a cross-region basis, in order to reduce our credit risk exposure and hence the amount of provision required. As part of day-to-day risk management, we regularly assess our customers to review the obligor grades (our internal credit rating) assigned to them based on the latest available financial information. We also review the obligor grades of our customers upon the occurrence of events or a change in their financial condition that are indicative of a change in the borrower’s repayment ability.

We calculate the allowance for loan losses using the latest assignment of obligor grades and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions. Despite the gradual contraction of the Japanese economy, our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial conditions contributed to the improvement of our loan portfolio and the containment of credit costs.

Our provision for loan losses increased by ¥62,310 million from ¥9,135 million for the six months ended September 30, 2011 to ¥71,445 million for the six months ended September 30, 2012.

Charge-offs decreased by ¥28,451 million from ¥138,493 million for the six months ended September 30, 2011 to ¥110,042 million for the six months ended September 30, 2012. The overall charge-offs of domestic loans and advances decreased by ¥28,941 million from ¥126,958 million for the six months ended September 30, 2011 to ¥98,017 million for the six months ended September 30, 2012. In particular, the charge-offs related to the wholesale and retail, and real estate and goods rental and leasing industries decreased. Charge-offs of foreign loans and advances increased by ¥490 million from ¥11,535 million for the six months ended September 30, 2011 to ¥12,025 million for the six months ended September 30, 2012.

For the six months ended September 30, 2012, charge-offs recognized mainly through the sales of loans, which decreases the balance of the allowance for loan losses, exceeded the provision for loan losses, which increases the balance of the allowance for loan losses. Accordingly, the overall allowance for loan losses decreased by ¥48,713 million at September 30, 2012 compared to March 31, 2012.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions)
Allowance for loan losses at beginning of period	¥1,381,164	¥1,587,133
Provision for loan losses	71,445	9,135
Charge-offs:
Domestic	98,017	126,958
Foreign	12,025	11,535

Total	110,042	138,493

Recoveries:
Domestic	5,206	1,212
Foreign	159	36

Total	5,365	1,248

Net charge-offs	104,677	137,245
Others(1)	(15,481)	(3,966)

Allowance for loan losses at end of period	¥1,332,451	¥1,455,057

(1)	Others mainly include a decrease in the allowance for loan losses from the disposal of the subsidiary and foreign exchange translations for the six months ended September 30, 2012, whereas the amount for the six months ended September 30, 2011 mainly includes foreign exchange translations.

Impaired Loans and Advances

A portion of our total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, other than those loans to borrowers who are potentially bankrupt, effectively bankrupt and bankrupt.

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2012 and March 31, 2012 by domicile and type of industry of the borrowers.

	At September 30, 2012	At March 31, 2012
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥192,743	¥187,982
Agriculture, forestry, fisheries and mining	5,608	5,295
Construction	94,629	118,413
Transportation, communications and public enterprises	104,294	68,768
Wholesale and retail	216,894	225,399
Finance and insurance	20,712	13,350
Real estate and goods rental and leasing	467,112	499,485
Services	206,720	213,142
Lease financing	8,240	10,742
Consumer	289,758	312,181
Others	70,064	67,174

Total domestic	1,676,774	1,721,931

Foreign:
Public sector	14	14
Financial institutions	15,837	19,383
Commerce and industry	186,124	162,509
Lease financing	3,920	4,140
Others	2,806	3,019

Total foreign	208,701	189,065

Total	1,885,475	1,910,996

Past due three months or more (loans):
Domestic	33,132	32,069
Foreign	739	1,130

Total	33,871	33,199

Restructured (loans):
Domestic	340,433	390,060
Foreign	24,406	24,644

Total	364,839	414,704

Other impaired (loans and advances):
Domestic	238,452	255,615
Foreign	222	2,588

Total	238,674	258,203

Gross impaired loans and advances	2,522,859	2,617,102

Less: Allowance for loan losses	(1,201,490)	(1,234,299)

Net impaired loans and advances	¥1,321,369	¥1,382,803

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥34,448,711 million at September 30, 2012, a decrease of ¥2,875,389 million, or 8%, from ¥37,324,100 million at March 31, 2012. The decrease of our investment securities was due mainly to a decrease in our holdings of U.S. Treasury and other U.S. government agency bonds, and Japanese government bonds.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, and U.S. Treasury and other U.S. government agency bonds.

Our held-to-maturity investments amounted to ¥5,692,617 million at September 30, 2012, an increase of ¥415,349 million, or 8%, from ¥5,277,268 million at March 31, 2012, mainly due to an increase in Japanese government bonds, which are the principal component of our held-to-maturity investments portfolio.

As for our domestic available-for-sale financial assets, we had ¥21,685,707 million of domestic debt instruments at September 30, 2012, a decrease of ¥1,641,409 million from ¥23,327,116 million at March 31, 2012. The decrease was due mainly to a decrease in investments in Japanese government bonds. As for our foreign available-for-sale financial assets, we had ¥4,265,988 million of debt instruments at September 30, 2012, including ¥3,431,432 million of foreign government bonds consisting mainly of U.S. government bonds.

We had ¥2,472,461 million of domestic equity instruments and ¥331,938 million of foreign equity instruments at September 30, 2012. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common or preferred stocks issued by our customers, decreased by ¥364,556 million, or 13%, from ¥2,837,017 million at March 31, 2012. Net unrealized gains on our domestic equity instruments decreased by ¥211,728 million from ¥916,457 million at March 31, 2012 to ¥704,729 million at September 30, 2012. The decrease was mainly due to the fall in the market prices of these stocks in an overall environment where as described in “Recent Developments—Operating Environment,” the Nikkei Stock Average fell from ¥10,083.56 at March 31, 2012 to ¥8,870.16 at September 30, 2012. Net unrealized gains on our foreign equity instruments decreased by ¥12,935 million from ¥88,562 million at March 31, 2012 to ¥75,627 million at September 30, 2012.

We recognize the risks associated with our equity portfolio, owing to its volatility as well as its relatively poor dividend yields. Accordingly, we have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions while maintaining existing client relationships. We also have been reducing our equity portfolio to comply with the Act Concerning Restriction on Shareholdings by Banks, which requires Japanese banks and certain subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their equity securities holdings to an amount equal to 100% of their consolidated Tier I capital. At September 30, 2012, our consolidated Tier I capital calculated under Japanese GAAP was ¥6,506,345 million.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes in our consolidated financial statements.

The following tables show the amortized cost, gross unrealized gains and losses, and estimated fair value of our investment securities, which were classified as held-to-maturity investments and available-for-sale financial assets at September 30, 2012 and March 31, 2012.

	At September 30, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,275,582	¥64,130	¥—	¥5,339,712
Japanese municipal bonds	174,921	2,426	—	177,347
Japanese corporate bonds	242,114	3,433	5	245,542

Total domestic	5,692,617	69,989	5	5,762,601

Foreign	—	—	—	—

Total	¥5,692,617	¥69,989	¥5	¥5,762,601

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥20,983,396	¥40,425	¥2,056	¥21,021,765
Japanese municipal bonds	221,008	1,867	11	222,864
Japanese corporate bonds	438,867	2,835	624	441,078
Other debt instruments	—	—	—	—
Equity instruments	1,767,732	723,407	18,678	2,472,461

Total domestic	23,411,003	768,534	21,369	24,158,168

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,759,277	2,763	3,514	2,758,526
Other governments and official institution bonds	674,434	433	1,961	672,906
Mortgage-backed securities	557,980	7,007	15	564,972
Other debt instruments	267,851	3,007	1,274	269,584
Equity instruments	256,311	77,715	2,088	331,938

Total foreign	4,515,853	90,925	8,852	4,597,926

Total	¥27,926,856	¥859,459	¥30,221	¥28,756,094

	At March 31, 2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥4,857,096	¥62,369	¥91	¥4,919,374
Japanese municipal bonds	177,732	2,814	3	180,543
Japanese corporate bonds	242,440	4,507	10	246,937

Total domestic	5,277,268	69,690	104	5,346,854

Foreign	—	—	—	—

Total	¥5,277,268	¥69,690	¥104	¥5,346,854

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥22,502,697	¥28,365	¥769	¥22,530,293
Japanese municipal bonds	295,664	2,167	16	297,815
Japanese corporate bonds	380,595	2,323	955	381,963
Other debt instruments	117,045	—	—	117,045
Equity instruments	1,920,560	926,259	9,802	2,837,017

Total domestic	25,216,561	959,114	11,542	26,164,133

Foreign:
U.S. Treasury and other U.S. government agency bonds	4,410,599	4,458	10,288	4,404,769
Other governments and official institution bonds	538,661	331	817	538,175
Mortgage-backed securities	324,391	6,710	30	331,071
Other debt instruments	256,878	2,397	2,476	256,799
Equity instruments	263,323	88,739	177	351,885

Total foreign	5,793,852	102,635	13,788	5,882,699

Total	¥31,010,413	¥1,061,749	¥25,330	¥32,046,832

The following tables show the estimated fair value and gross unrealized losses of our investment securities, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2012 and March 31, 2012. Note that none of the available-for-sale equity instruments included in the tables has been in a continuous unrealized loss position for more than twelve months, since under our accounting policy, a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment.

	At September 30, 2012
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥—	¥—	¥—	¥—	¥—	¥—
Japanese municipal bonds	—	—	—	—	—	—
Japanese corporate bonds	2,200	—	1,310	5	3,510	5

Total domestic	2,200	—	1,310	5	3,510	5

Foreign	—	—	—	—	—	—

Total	¥2,200	¥—	¥1,310	¥5	¥3,510	¥5

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥8,621,491	¥2,056	¥—	¥—	¥8,621,491	¥2,056
Japanese municipal bonds	4,437	11	—	—	4,437	11
Japanese corporate bonds	72,224	140	18,923	484	91,147	624
Other debt instruments	—	—	—	—	—	—
Equity instruments	151,121	18,678	—	—	151,121	18,678

Total domestic	8,849,273	20,885	18,923	484	8,868,196	21,369

Foreign:
U.S. Treasury and other U.S. government agency bonds	708,783	3,514	—	—	708,783	3,514
Other governments and official institution bonds	541,283	1,931	27,463	30	568,746	1,961
Mortgage-backed securities	826	15	6	—	832	15
Other debt instruments	44,284	305	55,979	969	100,263	1,274
Equity instruments	40,318	2,088	—	—	40,318	2,088

Total foreign	1,335,494	7,853	83,448	999	1,418,942	8,852

Total	¥10,184,767	¥28,738	¥102,371	¥1,483	¥10,287,138	¥30,221

	At March 31, 2012
	Less than twelve months		Twelve months or more		Total
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥69,930	¥91	¥—	¥—	¥69,930	¥91
Japanese municipal bonds	2,299	3	—	—	2,299	3
Japanese corporate bonds	—	—	2,507	10	2,507	10

Total domestic	72,229	94	2,507	10	74,736	104

Foreign	—	—	—	—	—	—

Total	¥72,229	¥94	¥2,507	¥10	¥74,736	¥104

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,794,099	¥767	¥47,014	¥2	¥2,841,113	¥769
Japanese municipal bonds	7,589	16	113	—	7,702	16
Japanese corporate bonds	53,860	92	24,402	863	78,262	955
Other debt instruments	—	—	—	—	—	—
Equity instruments	77,543	9,802	—	—	77,543	9,802

Total domestic	2,933,091	10,677	71,529	865	3,004,620	11,542

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,093,570	10,288	—	—	2,093,570	10,288
Other governments and official institution bonds	338,227	794	38,942	23	377,169	817
Mortgage-backed securities	91	8	8,164	22	8,255	30
Other debt instruments	75,205	362	49,585	2,114	124,790	2,476
Equity instruments	8,076	177	—	—	8,076	177

Total foreign	2,515,169	11,629	96,691	2,159	2,611,860	13,788

Total	¥5,448,260	¥22,306	¥168,220	¥3,024	¥5,616,480	¥25,330

Trading Assets

The following table shows our trading assets at September 30, 2012 and March 31, 2012. Our trading assets were ¥4,843,436 million at September 30, 2012, an increase of ¥382,178 million, or 9%, from ¥4,461,258 million at March 31, 2012, primarily due to an increase in our holdings of Japanese government bonds.

	At September 30, 2012	At March 31, 2012
	(In millions)
Debt instruments	¥4,596,223	¥4,132,979
Equity instruments	247,213	328,279

Total trading assets	¥4,843,436	¥4,461,258

Financial Assets at Fair Value Through Profit or Loss

The following table shows our financial assets at fair value through profit or loss at September 30, 2012 and March 31, 2012. Our financial assets at fair value through profit or loss were ¥2,137,737 million at September 30, 2012, a decrease from ¥2,150,409 million at March 31, 2012 primarily due to the disposal of debt instruments.

	At September 30, 2012	At March 31, 2012
	(In millions)
Debt instruments	¥2,006,526	¥2,019,559
Equity instruments	131,211	130,850

Total financial assets at fair value through profit or loss	¥2,137,737	¥2,150,409

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at September 30, 2012 and March 31, 2012. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantee and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management.

	At September 30, 2012
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥16.4	¥16.4
Italy	0.1	0.2	251.2	251.5
Ireland	—	0.1	105.6	105.7
Portugal	—	—	1.8	1.8
Spain	1.5	0.1	190.3	191.9

Total(1)	¥1.6	¥0.4	¥565.3	¥567.3

(1)	The total amount at September 30, 2012 includes exposures related to the aircraft leasing business which commenced in June 2012 as SMBC Aviation Capital.

	At March 31, 2012
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥5.4	¥5.4
Italy	0.1	0.3	240.7	241.1
Ireland	—	0.1	35.9	36.0
Portugal	—	2.2	1.9	4.1
Spain	3.0	9.1	166.2	178.3

Total	¥3.1	¥11.7	¥450.1	¥464.9

Securitized Products and Leveraged Loans

At September 30, 2012, we held ¥93.1 billion of securitized products such as residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”) and collateralized loan obligations (“CLO”). We did not incur any losses on these securitized products for the six months ended September 30, 2012.

At September 30, 2012, we had ¥411.8 billion in leveraged loans and ¥104.9 billion undrawn commitments for those loans as shown in the table below. The leveraged loans and undrawn commitments are reported in loans and advances and loan commitments in our consolidated financial statements, respectively. All figures in this subsection are approximate amounts based on a managerial accounting basis.

	At September 30, 2012		At March 31, 2012
	Loans	Undrawn commitments	Loans	Undrawn commitments
	(In billions)
Europe	¥113.8	¥17.3	¥151.2	¥20.7
Japan	183.3	23.2	131.0	22.3
United States	58.6	59.1	75.6	51.1
Asia (excluding Japan)	56.1	5.3	62.0	5.7

Total	¥411.8	¥104.9	¥419.8	¥99.8

Liabilities

Our total liabilities decreased by ¥2,988,023 million from ¥134,259,035 million at March 31, 2012 to ¥131,271,012 million at September 30, 2012, due primarily to a decrease in borrowings and repurchase agreements and cash collateral on securities lent, partially offset by an increase in deposits.

The following table shows our liabilities at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions)
Deposits	¥94,385,266	¥92,853,566
Call money and bills sold	2,101,108	2,144,600
Repurchase agreements and cash collateral on securities lent	5,527,735	7,487,633
Trading liabilities	1,907,968	2,173,567
Derivative financial instruments	6,113,782	5,850,813
Borrowings	7,649,411	10,412,858
Debt securities in issue	7,469,904	7,377,742
Provisions	327,302	425,350
Other liabilities	5,605,597	5,401,790
Current tax liabilities	106,825	61,786
Deferred tax liabilities	76,114	69,330

Total liabilities	¥131,271,012	¥134,259,035

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits, and negotiable certificates of deposit. Domestic deposits, approximately 90% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit, which the New York branch of the Bank and SMBC Europe issue in U.S. dollars and in other currencies. These deposits typically pay interest determined with reference to market rates such as LIBOR.

Our deposit balances at September 30, 2012 were ¥94,385,266 million, an increase of ¥1,531,700 million, or 2%, from ¥92,853,566 million at March 31, 2012, due primarily to an increase in negotiable certificates of deposit in foreign offices, partially reflecting our efforts to expand and diversify our foreign currency funding sources.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥13,063,444	¥13,424,217
Interest-bearing deposits:
Demand deposits	34,422,146	34,344,937
Deposits at notice	829,727	855,577
Time deposits	25,481,056	25,118,371
Negotiable certificates of deposit	5,738,847	5,327,488
Others	3,224,663	3,786,138

Total domestic offices	82,759,883	82,856,728

Foreign offices:
Non-interest-bearing demand deposits	346,289	410,624
Interest-bearing deposits:
Demand deposits	721,121	804,527
Deposits at notice	3,913,914	3,642,208
Time deposits	1,769,569	1,745,146
Negotiable certificates of deposit	4,777,828	3,266,150
Others	96,662	128,183

Total foreign offices	11,625,383	9,996,838

Total deposits	¥94,385,266	¥92,853,566

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization of our own assets, and lease obligations. At September 30, 2012, our borrowings were ¥7,649,411 million, a decrease of ¥2,763,447 million, or 27%, from ¥10,412,858 million at March 31, 2012, due primarily to a decrease in short-term borrowings.

At September 30, 2012, our short-term borrowings accounted for 47% of our total borrowings, and our long-term borrowings accounted for 35% of our total borrowings. Most of our long-term borrowings were yen-denominated unsubordinated debt.

The following table shows the balances with respect to our borrowings at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions)
Short-term borrowings	¥3,625,365	¥6,392,554
Long-term borrowings:
Unsubordinated	2,290,978	2,253,600
Subordinated	376,250	374,250
Liabilities associated with securitization	1,257,258	1,338,163
Lease obligations	99,560	54,291

Total borrowings	¥7,649,411	¥10,412,858

For more information, see Note 12 “Borrowings” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2012 were ¥7,469,904 million, an increase from ¥7,377,742 million at March 31, 2012, due primarily to an increase in commercial paper and senior bonds.

	At September 30, 2012	At March 31, 2012
	(In millions)
Commercial paper	¥2,886,709	¥2,743,664
Bonds	2,363,362	2,224,116
Subordinated bonds	2,204,182	2,398,100
Other	15,651	11,862

Total debt securities in issue	¥7,469,904	¥7,377,742

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity increased by ¥18,156 million from ¥7,615,391 million at March 31, 2012 to ¥7,633,547 million at September 30, 2012, due primarily to an increase in retained earnings, although such increase was partially offset by a decrease in other reserves. The increase in retained earnings mainly reflected our net profit. The decrease in other reserves was due mainly to a decrease in available-for-sale financial assets reserve which was largely reflected by declines in market prices of equity instruments.

	At September 30, 2012	At March 31, 2012
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	862,029	862,933
Retained earnings	2,382,208	2,162,696
Other reserves	275,275	437,177
Treasury stock	(227,173)	(236,037)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	5,630,235	5,564,665
Non-controlling interests	2,003,312	2,050,726

Total equity	¥7,633,547	¥7,615,391

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and inter-bank market, negotiable certificates of deposit, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥1,531,700 million, or 2%, from ¥92,853,566 million at March 31, 2012 to ¥94,385,266 million at September 30, 2012. The balance of deposits at

September 30, 2012 exceeded the balance of loans and advances at the same time by ¥22,920,907 million, due primarily to stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 76%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to the historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2012	At March 31, 2012
	(In millions)
Loans and advances	¥71,464,359	¥72,536,813
Deposits	94,385,266	92,853,566

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources and effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by Standard & Poor’s (“S&P”), and Fitch Ratings (“Fitch”), at December 31, 2012.

At December 31, 2012
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	N	A-1	A-	S	F1

The following table shows credit ratings assigned to the Bank by S&P and Fitch at December 31, 2012.

At December 31, 2012
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A+	N	A-1	A-	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

Capital Management

With regard to capital management, we rigidly abide by the capital adequacy guidelines set by the FSA. Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisions of other countries due to the reflection of the FSA’s design to suit the Japanese banking environment. Japan’s capital adequacy guidelines mandate that Japanese banks and bank holding companies that have international operations maintain a minimum capital ratio of 8%.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation internal rating based (“IRB”) approach and the advanced IRB approach as to credit risk, and the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) as to operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach as to credit risk, and the TSA or the AMA as to operational risk, a Japanese bank must establish an advanced risk management system and must receive prior approval from the FSA. We and the Bank have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In addition to the above mentioned framework, the FSA changed its regulations to increase the risk weights of resecuritization instruments and to revise certain trading book rules. These changes, commonly referred to as “Basel 2.5,” were implemented from December 2011. Our figures presented for September 30, 2012 and March 31, 2012 are based on the revised Basel 2.5 capital requirements.

The table below presents our total qualifying capital, risk-weighted assets and risk-weighted capital ratios at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions, except percentages)
Tier I capital:
Capital stock	¥2,337,895	¥2,337,895
Capital surplus	758,633	759,800
Retained earnings	2,415,978	2,152,654
Treasury stock	(227,172)	(236,037)
Minority interests	1,988,168	2,030,638
Cash dividends to be paid	(67,697)	(68,230)
Unrealized losses on other securities	—	—
Foreign currency translation adjustments	(126,111)	(141,382)
Stock acquisition rights	962	692
Goodwill and others	(495,755)	(496,434)
Gains on securitization transactions	(39,063)	(38,284)
Amount equivalent to 50% of expected losses in excess of qualifying reserves	(39,492)	(29,052)
Deductions of deferred tax assets(1)	—	—

Total Tier I capital	6,506,345	6,272,260

Tier II capital:
Unrealized gains on other securities after 55% discount	131,534	214,611
Land revaluation excess after 55% discount	35,787	35,755
General reserve for possible loan losses	59,334	66,695
Excess amount of provisions	—	—
Subordinated debt	2,361,665	2,454,062

Total Tier II capital	2,588,320	2,771,125

Deductions	(390,465)	(399,634)

Total qualifying capital	¥8,704,200	¥8,643,751

Risk-weighted assets:
On-balance sheet items	37,005,635	38,150,731
Off-balance sheet items	7,645,677	7,825,808
Market risk items	1,211,867	1,174,187
Operational risk	3,481,595	3,892,505

Total risk-weighted assets	¥49,344,776	¥51,043,232

Tier I risk-weighted capital ratio	13.18%	12.28%
Total risk-weighted capital ratio	17.63%	16.93%

(1)	The amount of net deferred tax assets was ¥419,057 million and ¥350,182 million at September 30, 2012 and March 31, 2012, respectively. Also, the upper limit of the inclusion of deferred tax assets into Tier I Capital was ¥1,301,269 million and ¥1,254,452 million at September 30, 2012 and March 31, 2012, respectively.
(2)	Amounts less than ¥1 million are omitted in the table. As a result, the totals in Japanese yen shown in the above table do not necessarily agree with the sum of the individual amounts.

The principal components of Tier I capital include capital stock, minority interests in our consolidated subsidiaries and retained earnings under Japanese GAAP.

Minority interests in our consolidated subsidiaries consist primarily of preferred securities issued to third-party investors by offshore funding vehicles. The proceeds from these issuances contribute to Tier I capital. As the amount of these transactions that may be counted as Tier I capital is constrained by the amount of other Tier I capital and the outstanding amount of other similar transactions at the time of issuance, our ability to raise additional regulatory capital in this manner could be constrained in the future. At September 30, 2012, the minority interests in our consolidated subsidiaries within our Tier I capital attributable to these preferred securities was ¥1,557 billion. These preferred securities are redeemable at the option of the issuer on, and on specified dates after, the initial optional redemption date, subject to the prior approval of the FSA. The following table shows the issue date, the aggregate issue amounts and the initial optional redemption dates for the preferred securities included within our Tier I capital at September 30, 2012.

	Issue date	Aggregate issue amount	Redemption at the option of issuer(1)	Type
(In billions of yen or millions of dollars or pounds)
Issued by SMFG’s subsidiaries:
SMFG Preferred Capital USD 1 Limited(2)	Dec. 2006	$1,650.0	Jan. 2017	Step-up
SMFG Preferred Capital GBP 1 Limited(2)	Dec. 2006	£ 500.0	Jan. 2017	Step-up
SMFG Preferred Capital JPY 1 Limited	Feb. 2008	¥ 135.0	Jan. 2018	Non step-up
SMFG Preferred Capital USD 2 Limited	May 2008	$1,800.0	Jul. 2013	Non step-up
SMFG Preferred Capital USD 3 Limited	Jul. 2008	$1,350.0	Jul. 2018	Step-up
SMFG Preferred Capital GBP 2 Limited	Jul. 2008	£ 250.0	Jan. 2029	Step-up
SMFG Preferred Capital JPY 2 Limited	Dec. 2008 – Jan. 2009	¥ 698.9	Jan. 2014	Step-up / Non step-up
Series A	Dec. 2008	¥ 113.0	Jan. 2019	Step-up
Series B	Dec. 2008	¥ 140.0	Jul. 2019	Non step-up
Series C	Dec. 2008	¥ 140.0	Jan. 2016	Non step-up
Series D	Dec. 2008	¥ 145.2	Jan. 2014	Non step-up
Series E	Jan. 2009	¥ 33.0	Jul. 2019	Non step-up
Series F	Jan. 2009	¥ 2.0	Jan. 2016	Non step-up
Series G	Jan. 2009	¥ 125.7	Jan. 2014	Non step-up
SMFG Preferred Capital JPY 3 Limited	Sep. – Oct. 2009	¥ 388.0	Jan. 2015	Step-up / Non step-up
Series A	Sep. 2009	¥ 99.0	Jan. 2020	Step-up
Series B	Sep. 2009	¥ 164.5	Jan. 2020	Non step-up
Series C	Sep. 2009	¥ 79.5	Jan. 2015	Non step-up
Series D	Oct. 2009	¥ 45.0	Jan. 2015	Non step-up

(1)	Subject to the prior approval of the FSA. Preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.
(2)	On February 9, 2010, SMFG Preferred Capital USD 1 Limited and SMFG Preferred Capital GBP 1 Limited completed tender offers for their respective preferred securities. Following the completion of the tender offers, SMFG Preferred Capital USD 1 Limited has $649.1 million preferred securities outstanding and SMFG Preferred Capital GBP 1 Limited has £73.6 million preferred securities outstanding at September 30, 2012.

The principal components of Tier II capital include subordinated debt securities, consisting of both perpetual subordinated debt and dated subordinated debt securities, together with unrealized gains on other securities. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital in connection with the calculation of capital ratios.

At September 30, 2012, our total Tier I capital was ¥6,506 billion, total Tier II capital was ¥2,588 billion and total qualifying capital was ¥8,704 billion. Our total risk-weighted assets at September 30, 2012 were ¥49,345 billion.

Our consolidated Tier I risk-weighted capital ratio was 13.18% at September 30, 2012, compared to 12.28% at March 31, 2012. Our consolidated total risk-weighted capital ratio was 17.63% at September 30, 2012, compared to 16.93% at March 31, 2012.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since 45% of unrealized gains are counted as Tier II capital, while unrealized losses reduce net assets and Tier I capital. At September 30, 2012, our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains, of which ¥132 billion appeared in our net assets. Prices for the common stocks of publicly traded Japanese companies have been volatile in recent periods. Substantial declines in the Japanese stock markets may aggravate the negative effect on our capital position and on the capital position of the Bank.

Under guidelines issued by the Japanese Institute of Certified Public Accountants, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Because the Bank has a taxable reserve for loan losses and other items, its taxable income can differ significantly from income calculated under Japanese GAAP. Our capital ratio would be negatively affected if we were unable to recognize our deferred tax assets.

The calculation of net deferred tax assets of certain companies under Japanese GAAP is based on taxable income projections for five years, multiplied by the applicable effective tax rates. These projections are based on a reasonable tax planning strategy as authorized by our management. These calculations require us to make estimates and certain assumptions. The results of these calculations may also differ from corresponding calculations made under U.S. or European regulations.

Set forth below is a table of risk-weighted capital ratios of the Bank at the dates shown, on a consolidated and nonconsolidated basis.

	At September 30, 2012	At March 31, 2012
The Bank’s Consolidated capital ratios:
Tier I risk-weighted capital ratio	15.66%	14.31%
Total risk-weighted capital ratio	20.90%	19.63%
The Bank’s Nonconsolidated capital ratios:
Tier I risk-weighted capital ratio	17.46%	16.19%
Total risk-weighted capital ratio	23.05%	21.91%

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the FIEA. At September 30, 2012, the capital adequacy ratio was 506.2% for SMBC Nikko Securities and 1,132.9% for SMBC Friend Securities. These were sufficiently above 140%, below which they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

Loan Commitments and Financial Guarantees and Other Credit-related Contingent Liabilities

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business. Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions)
Loan commitments	¥44,576,256	¥44,064,283
Financial guarantees and other credit-related contingent liabilities	5,138,480	5,320,993

Total	¥49,714,736	¥49,385,276

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in the event that economic conditions change, we need to secure claims, or other events occur. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

Some of the Group’s off-balance sheet arrangements are related to activities of special purpose entities (“SPEs”). Such arrangements include the following types of SPEs.

Special Purpose Entities

During the normal course of business, we become a party to numerous transactions involving entities commonly referred to as SPEs. These SPEs are primarily used to provide us and our clients with efficient access to funds or investment opportunities, through methods known as structured financing or collective investment schemes.

We have participation in SPEs that are established by us as well as those established by third parties. We consolidate certain SPEs based on the nature of our involvement, while others remain outside of our consolidation group. Consolidation of an SPE is assessed based on whether our relationship with an SPE indicates substantial control by us.

The consolidation assessment is performed when we have initial involvement with an SPE. Consolidation is reassessed whenever circumstances change and indicate that there has been a change in a control relationship between an SPE and the parties involved.

Multi-seller Conduits (Consolidated)

We manage and administer several multi-seller conduits. The conduits purchase financial assets, primarily trade accounts receivables, lease receivables and corporate loans by issuing short-term instruments such as commercial paper and providing asset-backed loans.

At September 30, 2012 and March 31, 2012, the consolidated conduits had total assets of ¥2,418,361 million and ¥2,692,579 million, respectively. The minimum credit rating for these assets was BBB-. The weighted average life of the assets held in the conduits was 5.9 months. The weighted average life of the commercial paper issued by these conduits was 1.7 months. The total notional amount of the liquidity and credit support at September 30, 2012 and March 31, 2012 was ¥603,929 million and ¥722,608 million, respectively. All of the liquidity and credit support was undrawn at September 30, 2012 and March 31, 2012.

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the statement of financial position items at September 30, 2012 and March 31, 2012.

	At September 30, 2012
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,166,513	¥125,651	¥2,292,164
Financial institutions	—	6,981	6,981
Consumer	—	76,575	76,575

Total loans and advances	2,166,513	209,207	2,375,720

Other assets	41,658	983	42,641

Total assets	¥2,208,171	¥210,190	¥2,418,361

	At March 31, 2012
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Loans and advances:
Corporations	¥2,416,679	¥141,597	¥2,558,276
Financial institutions	—	9,034	9,034
Consumer	—	80,242	80,242

Total loans and advances	2,416,679	230,873	2,647,552

Other assets	44,358	669	45,027

Total assets	¥2,461,037	¥231,542	¥2,692,579

The following tables summarize selected information related to consolidated multi-seller conduits categorized by the funding structure at September 30, 2012 and March 31, 2012.

	At September 30, 2012
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Commercial paper	¥252,273	¥209,370	¥461,643
Term loans (provided by SMFG)	1,633,243	—	1,633,243
Others	311,817	—	311,817

Total	¥2,197,333	¥209,370	¥2,406,703

	At March 31, 2012
	Conduits– domestic	Conduits– overseas (North America)	Total
	(In millions)
Commercial paper	¥369,984	¥231,042	¥601,026
Term loans (provided by SMFG)	1,753,585	—	1,753,585
Others	314,554	—	314,554

Total	¥2,438,123	¥231,042	¥2,669,165

Securitizations of Our Loan Portfolio (Consolidated)

We use SPEs to securitize our loans and advances that we have originated, mainly in order to diversify our sources of funding for asset origination and to improve capital efficiency.

The following table shows the carrying amount of assets in these consolidated SPEs at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions)
Residential mortgage	¥1,366,826	¥1,405,304
Corporate loans	85,417	79,476
Credit card receivables	165,899	154,663
Lease receivables	45,365	57,009
Consumer loans	154,012	157,768

Total	¥1,817,519	¥1,854,220

Real Estate Investment Vehicles (Nonconsolidated)

We are involved with investment vehicles that typically take the form of a limited partnership or SPE that are used to raise funds in connection with real estate development or acquisition of existing real estate properties. At September 30, 2012 and March 31, 2012, our investments in these vehicles amounted to ¥68,646 million and ¥73,188 million, respectively. With respect to the vehicles that have been established to acquire existing real estate properties, we have entered into commitments to provide funds up to specified amounts. Such commitments amounted to ¥73,893 million and ¥78,998 million at September 30, 2012 and March 31, 2012, respectively. Of these amounts, ¥5,247 million and ¥5,809 million remained undrawn at September 30, 2012 and March 31, 2012, respectively.

Private-equity Investment Funds and Other Funds (Nonconsolidated)

We have investments in private-equity investment funds that primarily invest in unlisted companies, engaging in various businesses across different industries. We only hold limited partner interests in these funds.

At September 30, 2012 and March 31, 2012, the capital call commitments to these limited partnership funds entered into by us amounted to ¥287,142 million and ¥309,567 million, of which ¥88,676 million and ¥105,136 million remained undrawn, respectively. While the commitments are irrevocable, we believe that we do not have significant risk to meet the capital call commitments and the risks associated with the investments have been adequately controlled and managed.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2012. There were no material changes in our risk management system for the six months ended September 30, 2012.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2012. There were no material changes in our credit risk management system for the six months ended September 30, 2012.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2012.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”). VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses, the model estimates the maximum losses that may occur. The VaR calculation method we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

VaR Summary

VaR for Trading Activities

The aggregate VaR for our total trading activities at September 30, 2012 was ¥11.4 billion, an insignificant change from March 31, 2012.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2012:
SMBC Consolidated
Maximum	¥9.7	¥2.5	¥8.9	¥0.2	¥14.6
Minimum	3.9	0.5	1.5	0.1	6.3
Daily average	5.3	1.5	3.6	0.2	9.7
At September 30, 2012	5.5	1.8	4.0	0.2	10.8
At March 31, 2012	4.9	0.6	4.0	0.2	9.3

SMFG Consolidated
Maximum	10.3	2.5	9.4	0.2	15.5
Minimum	4.4	0.5	1.7	0.1	7.1
Daily average	5.8	1.6	3.9	0.2	10.4
At September 30, 2012	6.0	1.8	4.1	0.2	11.4
At March 31, 2012	5.4	0.6	4.1	0.2	10.0

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

The aggregate VaR for our total banking activities at September 30, 2012 was ¥31.2 billion, an insignificant change from March 31, 2012. Most of this was composed of interest rate risk exposure based on the operations for the purpose of asset and liability management of the Bank.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2012:
SMBC Consolidated
Maximum	¥31.8	¥0.0	¥13.6	¥0.0	¥34.4
Minimum	23.8	0.0	5.8	0.0	26.6
Daily average	27.4	0.0	8.9	0.0	30.0
At September 30, 2012	28.1	0.0	5.8	0.0	30.5
At March 31, 2012	28.7	0.0	10.2	0.0	31.3

SMFG Consolidated
Maximum	32.6	0.0	13.6	0.0	35.2
Minimum	24.5	0.0	5.8	0.0	27.3
Daily average	28.2	0.0	8.9	0.0	30.8
At September 30, 2012	28.8	0.0	5.8	0.0	31.2
At March 31, 2012	29.4	0.0	10.2	0.0	32.1

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

The aggregate VaR for our strategic equity investments at September 30, 2012 was ¥725.4 billion, a decrease from ¥897.9 billion at March 31, 2012 due primarily to a decline in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the six months ended September 30, 2012:
SMBC Consolidated
Maximum	¥874.8
Minimum	681.6
Daily average	748.1
At September 30, 2012	703.4
At March 31, 2012	873.0
SMFG Consolidated
Maximum	900.3
Minimum	701.8
Daily average	770.4
At September 30, 2012	725.4
At March 31, 2012	897.9

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, the Bank performs on a monthly basis stress tests based on various scenarios including historical simulations which reflect past market fluctuations.

Basel II (Pillar 2)—Outlier Ratio

In the event the economic value of a bank declines by more than 20% of the sum of Tier I and Tier II capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under the Second Pillar of Basel II. This ratio, known as the outlier ratio, was 3.0% at the Bank on a consolidated basis at September 30, 2012, substantially below the 20% criterion. The decline in economic value of the Bank on a consolidated basis is measured based on the Outlier Framework of Basel II and is shown in the following table.

Decline in Economic Value Based on Outlier Framework

	At September 30, 2012	At March 31, 2012
	(In billions, except percentages)
SMBC Consolidated
Total	¥272.7	¥240.2
Impact of yen interest rates	112.6	144.3
Impact of U.S. dollar interest rates	142.5	87.3
Impact of euro interest rates	4.8	1.3
Percentage of Tier I + Tier II	3.0%	2.6%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and five years of observables).

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2012	At March 31, 2012
		(In millions)
Assets:
Cash and deposits with banks		¥8,360,558	¥8,050,562
Call loans and bills bought		1,125,647	1,297,082
Reverse repurchase agreements and cash collateral on securities borrowed		3,978,194	4,937,025
Trading assets	5	4,843,436	4,461,258
Derivative financial instruments	6	6,281,908	5,901,526
Financial assets at fair value through profit or loss	7	2,137,737	2,150,409
Investment securities	8	34,448,711	37,324,100
Loans and advances	9	71,464,359	72,536,813
Investments in associates and joint ventures		209,576	206,660
Property, plant and equipment		1,589,068	1,045,006
Intangible assets		900,851	899,167
Other assets		2,890,423	2,367,300
Current tax assets		22,599	65,298
Deferred tax assets		651,492	632,220

Total assets		¥138,904,559	¥141,874,426

Liabilities:
Deposits	10	¥94,385,266	¥92,853,566
Call money and bills sold		2,101,108	2,144,600
Repurchase agreements and cash collateral on securities lent		5,527,735	7,487,633
Trading liabilities	11	1,907,968	2,173,567
Derivative financial instruments	6	6,113,782	5,850,813
Borrowings	12	7,649,411	10,412,858
Debt securities in issue	13	7,469,904	7,377,742
Provisions	14	327,302	425,350
Other liabilities		5,605,597	5,401,790
Current tax liabilities		106,825	61,786
Deferred tax liabilities		76,114	69,330

Total liabilities		131,271,012	134,259,035

Equity:
Capital stock	15	2,337,896	2,337,896
Capital surplus		862,029	862,933
Retained earnings		2,382,208	2,162,696
Other reserves		275,275	437,177
Treasury stock	15	(227,173)	(236,037)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		5,630,235	5,564,665
Non-controlling interests	16	2,003,312	2,050,726

Total equity		7,633,547	7,615,391

Total equity and liabilities		¥138,904,559	¥141,874,426

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2012	2011
		(In millions, except per share data)
Interest income		¥869,479	¥850,230
Interest expense		158,480	154,442

Net interest income		710,999	695,788

Fee and commission income		438,867	422,682
Fee and commission expense		67,156	71,212

Net fee and commission income		371,711	351,470

Net trading income		181,005	142,589
Net income (loss) from financial assets at fair value through profit or loss		(863)	22,947
Net investment income		138,920	160,745
Other income		126,008	94,156

Total operating income		1,527,780	1,467,695

Impairment charges on financial assets	17	196,673	132,094

Net operating income		1,331,107	1,335,601

General and administrative expenses		707,538	670,010
Other expenses		112,842	89,760

Operating expenses		820,380	759,770

Share of post-tax profit (loss) of associates and joint ventures		4,288	(38,332)

Profit before tax		515,015	537,499

Income tax expense		167,363	215,678

Net profit		¥347,652	¥321,821

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥290,987	¥261,221
Non-controlling interests		56,665	60,600

Earnings per share:
Basic	18	¥214.92	¥187.36
Diluted	18	214.80	187.34

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2012	2011
	(In millions)
Net profit	¥347,652	¥321,821

Other comprehensive income:
Available-for-sale financial assets:
Losses arising during the period, before tax	(230,564)	(71,555)
Reclassification adjustments for (gains) losses included in net profit, before tax	23,166	(896)

Exchange differences on translating foreign operations:
Losses arising during the period, before tax	(51,575)	(85,357)
Reclassification adjustments for (gains) losses included in net profit, before tax	(926)	1,369

Share of other comprehensive loss of associates and joint ventures	(927)	(1,564)
Income tax relating to components of other comprehensive income	79,642	42,483

Other comprehensive loss, net of tax	(181,184)	(115,520)

Total comprehensive income	¥166,468	¥206,301

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥129,085	¥174,955
Non-controlling interests	37,383	31,346

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Available- for-sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Shareholders’ equity	Non-controlling interests	Total equity
	(In millions)
Balance at April 1, 2011	¥2,337,896	¥1,081,556	¥1,974,069	¥465,185	¥(184,402)	¥(171,761)	¥5,502,543	¥2,048,662	¥7,551,205

Comprehensive income:
Net profit	—	—	261,221	—	—	—	261,221	60,600	321,821
Other comprehensive loss	—	—	—	(44,222)	(42,044)	—	(86,266)	(29,254)	(115,520)

Total comprehensive income (loss)	—	—	261,221	(44,222)	(42,044)	—	174,955	31,346	206,301

Transaction with non-controlling interest shareholders	—	(8,368)	(13,310)	500	—	44,127	22,949	(23,921)	(972)
Dividends to shareholders	—	—	(72,171)	—	—	—	(72,171)	(47,807)	(119,978)
Purchase of treasury stock	—	—	—	—	—	(30)	(30)	—	(30)
Sale of treasury stock	—	—	—	—	—	3,102	3,102	—	3,102
Loss on sale of treasury stock	—	(670)	—	—	—	—	(670)	—	(670)
Purchase of Type 6 preferred stock	—	—	—	—	—	(210,003)	(210,003)	—	(210,003)
Cancellation of Type 6 preferred stock	—	(210,003)	—	—	—	210,003	—	—	—
Others	—	177	—	—	—	—	177	—	177

Balance at September 30, 2011	¥2,337,896	¥862,692	¥2,149,809	¥421,463	¥(226,446)	¥(124,562)	¥5,420,852	¥2,008,280	¥7,429,132

Balance at April 1, 2012	¥2,337,896	¥862,933	¥2,162,696	¥649,931	¥(212,754)	¥(236,037)	¥5,564,665	¥2,050,726	¥7,615,391

Comprehensive income:
Net profit	—	—	290,987	—	—	—	290,987	56,665	347,652
Other comprehensive loss	—	—	—	(136,554)	(25,348)	—	(161,902)	(19,282)	(181,184)

Total comprehensive income (loss)	—	—	290,987	(136,554)	(25,348)	—	129,085	37,383	166,468

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	(16,182)	(16,182)
Transaction with non-controlling interest shareholders	—	(1,166)	(3,919)	—	—	8,900	3,815	(4,072)	(257)
Dividends to shareholders	—	—	(67,556)	—	—	—	(67,556)	(52,043)	(119,599)
Redemption of preferred securities	—	—	—	—	—	—	—	(12,500)	(12,500)
Purchase of treasury stock	—	—	—	—	—	(41)	(41)	—	(41)
Sale of treasury stock	—	—	—	—	—	5	5	—	5
Loss on sale of treasury stock	—	(1)	—	—	—	—	(1)	—	(1)
Others	—	263	—	—	—	—	263	—	263

Balance at September 30, 2012	¥2,337,896	¥862,029	¥2,382,208	¥513,377	¥(238,102)	¥(227,173)	¥5,630,235	¥2,003,312	¥7,633,547

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2012	2011
	(In millions)
Operating Activities:
Profit before tax	¥515,015	¥537,499
Adjustments for:
(Gains) losses on financial assets at fair value through profit or loss and investment securities	24,024	(25,090)
Foreign exchange losses	289,693	474,289
Provision for loan losses	71,445	9,135
Depreciation and amortization	96,424	84,963
Share of post-tax (profit) loss of associates and joint ventures	(4,288)	38,332
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(106,149)	(47,718)
Net (increase) decrease of call loans and bills bought	167,558	(151,992)
Net decrease of reverse repurchase agreements and cash collateral on securities borrowed	957,343	907,317
Net (increase) decrease of loans and advances	756,317	(1,631,449)
Net change of trading assets and liabilities, and derivative financial instruments	(767,893)	(1,289,480)
Net increase (decrease) of deposits	1,669,400	(42,579)
Net decrease of call money and bills sold	(38,805)	(1,014,472)
Net decrease of repurchase agreements and cash collateral on securities lent	(1,959,736)	(2,897,656)
Net decrease of other unsubordinated borrowings and debt securities in issue	(2,812,686)	(920,958)
Income taxes paid—net	(30,248)	(14,745)
Other operating activities—net	92,350	413,965

Net cash and cash equivalents used in operating activities	(1,080,236)	(5,570,639)

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(30,693,650)	(25,818,115)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	30,713,889	19,895,707
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	2,309,616	10,455,425
Purchases of held-to-maturity investments	(424,167)	(839,360)
Proceeds from maturities of held-to-maturity investments	7,923	126,951
Cash and cash equivalents acquired by the acquisitions of subsidiaries	27	—
Investments in associates and joint ventures	(10,280)	—
Proceeds from sale of investments in associates and joint ventures	—	15,716
Purchases of property, plant and equipment and investment properties	(91,032)	(44,022)
Purchases of intangible assets	(45,185)	(39,139)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	25,022	8,945
Other investing activities—net	34,641	17

Net cash and cash equivalents provided by investing activities	1,826,804	3,762,125

Financing Activities:
Proceeds from issuance of subordinated borrowings	25,000	33,000
Redemption of subordinated borrowings	(23,000)	(45,000)
Proceeds from issuance of subordinated bonds	14,835	117,068
Redemption of subordinated bonds	(188,643)	(164,000)
Redemption of preferred securities	(12,500)	—
Purchase of Type 6 preferred stock	—	(210,003)
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(67,519)	(72,114)
Dividends paid to non-controlling interest shareholders	(52,063)	(47,894)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(37)	2,355
Transaction with non-controlling interest shareholders—net	107	(1,003)

Net cash and cash equivalents used in financing activities	(303,820)	(387,591)

Effect of exchange rate changes on cash and cash equivalents	(167,657)	(233,889)

Net increase (decrease) of cash and cash equivalents	275,091	(2,429,994)
Cash and cash equivalents at beginning of period	7,055,670	8,573,599

Cash and cash equivalents at end of period	¥7,330,761	¥6,143,605

Net cash and cash equivalents used in operating activities includes:
Interest and dividends received	¥910,887	¥886,468
Interest paid	159,700	155,591

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Osaka Securities Exchange (First Section) and the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, securities, leasing, consumer finance and other services.

The accompanying interim consolidated financial statements have been authorized for issue by the Management Committee on January 22, 2013.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2012.

For the six months ended September 30, 2012, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the SMFG Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

In June 2011, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” to require entities to separate items presented in other comprehensive income into two groups, based on whether or not they may be reclassified to profit or loss in the future. Items that will not be reclassified will be presented separately from items that may be reclassified in the future. The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. The amendments are effective for annual periods beginning on or after July 1, 2012 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”

In May 2011, the IASB issued IFRS 10 “Consolidated Financial Statements,” which replaces the consolidation requirements of IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation—Special Purpose Entities.” IFRS 10 contains a single consolidation model that identifies control as the basis for consolidation for all types of entities. Under IFRS 10, control is based on whether an investor has (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. IFRS 10 sets out requirements for assessing control, including cases involving potential voting rights, agency relationships, control of specified assets and circumstances in which voting rights are not the dominant factor in determining control. In June 2012, the IASB issued Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12) (“Transition Guidance”). Transition Guidance clarifies the transition guidance in IFRS 10 and provides additional transition relief which limits the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 10 is applied. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 11 “Joint Arrangements”

In May 2011, the IASB issued IFRS 11 “Joint Arrangements,” which replaces IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” IFRS 11 improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Under IFRS 11, joint arrangements are classified either as joint operations or joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets. IFRS 11 also eliminates proportionate consolidation as a method to account for joint ventures. In June 2012, the IASB issued Transition Guidance to provide transition relief in IFRS 11 which limits the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 11 is applied. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 12 “Disclosure of Interests in Other Entities”

In May 2011, the IASB issued IFRS 12 “Disclosure of Interests in Other Entities,” which provides a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 sets out the required disclosures for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements in IAS 28 “Investments in Associates.” It expands the disclosure requirements for subsidiaries with non-controlling interests, joint arrangements and associates that are individually material. It also requires an entity to disclose the nature of, and changes in, the risk associated with its interests in both its consolidated and unconsolidated structured entities. In June 2012, the IASB issued Transition Guidance to provide transition relief in IFRS 12 which limits the requirement to present adjusted comparative information to only the annual period immediately preceding the first annual period for which IFRS 12 is applied. Transition Guidance further removes the requirement to present comparative information for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on disclosures in its consolidated financial statements.

IAS 27 “Separate Financial Statements”

In May 2011, the IASB issued amended and retitled IAS 27 “Separate Financial Statements,” which supersedes the previous version of IAS 27. The requirements relating to separate financial statements are unchanged and are included in the amended IAS 27. The other portions of the previous version of IAS 27 are replaced by IFRS 10. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IAS 28 “Investments in Associates and Joint Ventures”

In May 2011, the IASB issued amended and retitled IAS 28 “Investments in Associates and Joint Ventures,” which supersedes the previous version of IAS 28 and conforms changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12. The amended standard is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

IFRS 13 “Fair Value Measurement”

In May 2011, the IASB issued IFRS 13 “Fair Value Measurement,” which defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when other IFRSs require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRSs or address how to present changes in fair value. IFRS 13 provides clear and consistent guidance for measuring fair value and addressing valuation uncertainty in markets that are no longer active. It also increases the transparency of fair value measurements by requiring detailed disclosures about fair values derived by using models. The standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IAS 19 “Employee Benefits”

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits” to require entities to recognize all changes in the net defined benefit liability (asset) in the period in which those changes occur. The requirements include immediate recognition of defined benefit cost, disaggregation of defined benefit cost into components and recognition of remeasurements in other comprehensive income. The amended standard also requires additional disclosures about the risks arising from defined benefit plans. The amended standard is effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amended standard will have on its consolidated financial statements.

IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine”

In October 2011, the IASB issued IFRIC Interpretation 20 “Stripping Costs in the Production Phase of a Surface Mine,” which provides guidance on the accounting for stripping costs in the production phase of a surface mine. This interpretation clarifies when production stripping costs should lead to the recognition of an asset and how that asset should be measured, both initially and in subsequent periods. The interpretation is effective for annual periods beginning on or after January 1, 2013 and is not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Disclosures—Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

In December 2011, the IASB issued amendments to IFRS 7 “Financial Instruments: Disclosures” to require additional disclosures for all recognized financial instruments that are set off in the statement of financial position and those recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32 “Financial Instruments: Presentation.” The amendments are effective for annual periods beginning on or after January 1, 2013. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on disclosures in its consolidated financial statements.

Annual Improvements to IFRSs 2009-2011 Cycle

In May 2012, the IASB issued Annual Improvements to IFRSs 2009-2011 Cycle, a collection of amendments to standards, as part of its annual improvements process under which the IASB makes necessary, but non-urgent, amendments to standards. Five standards are primarily affected by the amendments, with consequential amendments to other standards. The amendments are effective for annual periods beginning on or after January 1, 2013 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

In December 2011, the IASB issued amendments to IAS 32 to clarify the requirements for offsetting financial assets and financial liabilities. The amendments clarify the meaning of an entity’s current legally enforceable right of set-off; that is, the right of set-off must not be contingent on a future event and must be legally enforceable for the entity and all counterparties in the normal course of business, in the event of default and in the event of insolvency or bankruptcy. The amendments also clarify that some gross settlement systems may be considered equivalent to net settlement. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

In October 2012, the IASB issued amendments to IFRS 10, IFRS 12 and IAS 27 to provide an exception to the consolidation requirement for entities that meet the definition of an investment entity. The amendments define an investment entity and require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating those subsidiaries. The amendments also introduce new disclosure requirements related to investment entities in IFRS 12 and IAS 27. The amendments are effective for annual periods beginning on or after January 1, 2014. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial Instruments,” which introduces new requirements for classifying and measuring financial assets and liabilities. The standard requires all financial assets to be classified as fair value or amortized cost. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are measured at fair value. For an investment in an equity instrument which is not held for trading, the standard permits an irrevocable election, on initial recognition, on an instrument-by-instrument basis, to present all fair value changes from the investment in other comprehensive income. The standard also requires that derivatives embedded in contracts with a host that is a financial asset within the scope of the standard are not separated; instead, the hybrid financial instrument is assessed in its entirety as to whether it should be measured at fair value or amortized cost. The standard maintains most of the requirements in IAS 39 “Financial Instruments: Recognition and Measurement” regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss. The standard was initially issued with a mandatory effective date of January 1, 2013. However, in December 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9 and IFRS 7), which defers the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendments also provide the relief from restating prior periods by amending IFRS 7 to require additional disclosures on transition from IAS 39 to IFRS 9. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2012.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segments information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: Commercial Banking, Securities, Leasing and Consumer Finance, with the remaining operations recorded in Others. The SMFG Group changed its business segment information for the six months ended September 30, 2012 in connection with making SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”), formerly known as Promise Co., Ltd., a wholly owned subsidiary of the SMFG Group through a share exchange on April 1, 2012. The business segment previously reported as Credit Card is now reported as Consumer Finance, together with SMBC Consumer Finance and other consumer finance companies. Comparative information has been restated accordingly.

The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes, but is not limited to, domestic banking subsidiaries, such as Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”) and The Japan Net Bank, Limited, as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Manufacturers Bank and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into five business units by customer market: the Consumer Banking Unit, the Middle Market Banking Unit, the Corporate Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the five business units, SMBC also has several cross-sectional units and divisions. The revenues and expenses of these units and divisions are in principle allocated to each business unit.

SMBC’s Consumer Banking Unit

SMBC’s Consumer Banking Unit provides financial services to individual consumers residing in Japan. This business unit offers a wide range of financial services including, but not limited to, personal bank accounts, investment trusts, pension-type insurance products, life insurance products and housing loans.

SMBC’s Middle Market Banking Unit

SMBC’s Middle Market Banking Unit provides financial services targeting mid-sized companies and small- and medium-sized enterprises. This business unit, through its sales channels and certain of other SMFG Group companies, offers its customer lending, cash management, settlement, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Corporate Banking Unit

SMBC’s Corporate Banking Unit provides a wide range of financial products and services such as loans, deposits and settlement services, targeting large Japanese corporations and listed companies. This business unit also provides products and services such as loan syndication, structured finance, commitment lines and nonrecourse loans.

SMBC’s International Banking Unit

SMBC’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign-exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s five business units and SMBC as a whole. It mainly consists of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management. Amounts recorded in SMBC’s Others include those related to the Corporate Staff Units, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the five business units.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment lease, operating lease, leveraged lease and aircraft operating lease. The aircraft leasing business commenced in June 2012 as SMBC Aviation Capital is included in SMFL.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna, which became the SMFG Group’s subsidiary in May 2010 and became a wholly owned subsidiary in May 2011, conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance, which became the SMFG Group’s subsidiary in December 2011 and its wholly owned subsidiary on April 1, 2012, provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business. It changed its trade name from Promise Co., Ltd. on July 2012.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Securities, Leasing and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the six months ended September 30, 2012:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥174.8	¥201.8	¥96.1	¥107.3	¥201.7	¥5.0	¥786.7	¥911.5
Net interest income	154.0	118.4	63.8	62.2	67.6	8.8	474.8	550.1
Net non-interest income	20.8	83.4	32.3	45.1	134.1	(3.8)	311.9	361.4
General and administrative expenses	(140.9)	(106.7)	(19.5)	(36.3)	(10.2)	(44.4)	(358.0)	(427.7)
Other profit (loss)(1)	—	—	—	—	—	—	—	(5.6)

Consolidated net business profit(2)(4)	¥33.9	¥95.1	¥76.6	¥71.0	¥191.5	¥(39.4)	¥428.7	¥478.2

	Securities			Leasing		Consumer Finance				Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	SMBC Consumer Finance	Total(3)
	(In billions)
Gross profit	¥106.1	¥24.5	¥135.7	¥57.4	¥60.3	¥88.7	¥77.3	¥82.8	¥264.1	¥3.3	¥1,374.9
Net interest income	(0.2)	0.2	0.2	22.8	25.4	8.0	15.3	58.5	82.6	22.8	681.1
Net non-interest income	106.3	24.3	135.5	34.6	34.9	80.7	62.0	24.3	181.5	(19.5)	693.8
General and administrative expenses	(90.1)	(19.4)	(113.6)	(23.7)	(23.5)	(66.1)	(59.6)	(31.6)	(165.5)	30.2	(700.1)
Other profit (loss)(1)	(0.1)	—	(2.5)	0.5	2.6	(1.0)	(8.7)	(19.2)	(30.4)	(40.1)	(76.0)

Consolidated net business profit(2)(4)	¥15.9	¥5.1	¥19.6	¥34.2	¥39.4	¥21.6	¥9.0	¥32.0	¥68.2	¥(6.6)	¥598.8

For the six months ended September 30, 2011:

	Commercial Banking
	SMBC							Total(3)
	Consumer Banking Unit	Middle Market Banking Unit	Corporate Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥192.3	¥208.8	¥102.6	¥93.5	¥227.3	¥(5.0)	¥819.5	¥928.3
Net interest income	162.5	130.2	68.9	51.5	76.0	(2.5)	486.6	560.8
Net non-interest income	29.8	78.6	33.7	42.0	151.3	(2.5)	332.9	367.5
General and administrative expenses	(143.0)	(110.8)	(18.9)	(31.0)	(9.5)	(41.4)	(354.6)	(424.0)
Other profit (loss)(1)	—	—	—	—	—	—	—	(11.6)

Consolidated net business profit(2)(4)	¥49.3	¥98.0	¥83.7	¥62.5	¥217.8	¥(46.4)	¥464.9	¥492.7

	Securities			Leasing		Consumer Finance			Others	Total
	SMBC Nikko Securities	SMBC Friend Securities	Total(3)	Sumitomo Mitsui Finance & Leasing	Total(3)	Sumitomo Mitsui Card	Cedyna	Total(3)
	(In billions)
Gross profit	¥109.9	¥22.7	¥137.1	¥50.9	¥52.8	¥89.1	¥82.0	¥199.1	¥17.9	¥1,335.2
Net interest income	(1.0)	0.3	(0.2)	30.0	31.7	9.8	19.6	43.0	30.5	665.8
Net non-interest income	110.9	22.4	137.3	20.9	21.1	79.3	62.4	156.1	(12.6)	669.4
General and administrative expenses	(88.1)	(19.1)	(109.8)	(21.4)	(21.1)	(62.0)	(62.0)	(139.3)	22.9	(671.3)
Other profit (loss)(1)	(1.6)	—	(2.1)	4.8	8.2	(6.8)	(14.0)	(77.2)	(19.8)	(102.5)

Consolidated net business profit(2)(4)	¥20.2	¥3.6	¥25.2	¥34.3	¥39.9	¥20.3	¥6.0	¥(17.4)	¥21.0	¥561.4

(1)	Other profit (loss) includes non-operating profits and losses of subsidiaries other than SMBC and ordinary profit or loss of equity-method associates taking into account the ownership ratio. For the six months ended September 30, 2011, equity-method associates included Promise Co., Ltd., a consumer finance company, which became our subsidiary in December 2011 and changed its trade name to SMBC Consumer Finance in July 2012.
(2)	The Group’s consolidated net business profit = SMBC’s business profit on a nonconsolidated basis, excluding the effect of the reversal of reserve for possible loan losses + ordinary profit of other subsidiaries (with adjustment for nonrecurring factors) + (ordinary profit of equity-method associates * ownership ratio) – internal transactions (such as dividends) under Japanese GAAP.

For the six months ended September 30, 2012, consolidated net business profit of SMBC Nikko Securities, SMBC Friend Securities, Sumitomo Mitsui Card and Cedyna represent the ordinary profit (loss) of each company on a nonconsolidated basis and consolidated net business profit of SMFL and SMBC Consumer Finance represent the ordinary profit (loss) of each company on a consolidated basis. Before the current period, consolidated net business profit of these subsidiaries represented the operating profit (loss) of each company on a nonconsolidated basis. Comparative information has been restated accordingly. Ordinary profit (loss) comprises profits and losses from ordinary activities which include operating and non-operating profits and losses, but exclude extraordinary items.

(3)	Total under each business segment includes the aggregation of the results from the operating units that were not separately identified (e.g., the difference between “Total” in Commercial Banking and “SMBC Total” consists of SMFG’s banking subsidiaries except SMBC, such as SMBC Europe, SMBC (China), KUBC and The Minato Bank.)
(4)	The SMFG Group’s total credit costs (reversal) for the six months ended September 30, 2012 and 2011 were ¥48.0 billion and ¥28.0 billion, respectively, of which ¥(20.0) billion and ¥8.6 billion were for Commercial Banking, nil and ¥1.8 billion were for Securities, ¥(0.1) billion and ¥(2.9) billion were for Leasing, and ¥32.4 billion and ¥23.5 billion were for Consumer Finance. Credit costs, including gains on recoveries of written-off claims, of SMBC are not included in consolidated net business profit, but in “Loans and advances” in the reconciliation table in the section “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following tables:

	Reconciliation between Consolidated net business profit and Profit before tax
For the six months ended September 30, 2012:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥598.8		¥598.8

Scope of consolidation	42.3	¥2.6	44.9
Derivative financial instruments	—	46.5	46.5
Investment securities	(133.6)	(0.2)	(133.8)
Loans and advances	(6.7)	(15.1)	(21.8)
Investments in associates and joint ventures	(3.2)	(6.0)	(9.2)
Property, plant and equipment	(3.4)	(0.7)	(4.1)
Defined benefit plans	(11.8)	9.5	(2.3)
Foreign currency translation	—	14.2	14.2
Lease accounting	—	(6.6)	(6.6)
Others	(17.4)	5.8	(11.6)

Profit before tax under Japanese GAAP	¥465.0

Total differences between IFRS and Japanese GAAP		¥50.0

Profit before tax under IFRS			¥515.0

	Reconciliation between Consolidated net business profit and Profit before tax
For the six months ended September 30, 2011:	Differences between Management reporting and Japanese GAAP	Differences between IFRS and Japanese GAAP	Total
	(In billions)
Consolidated net business profit	¥561.4		¥561.4

Scope of consolidation	41.9	¥1.4	43.3
Derivative financial instruments	—	4.0	4.0
Investment securities	(46.1)	(86.0)	(132.1)
Loans and advances	(2.5)	16.5	14.0
Investments in associates and joint ventures	(3.9)	12.4	8.5
Property, plant and equipment	(1.1)	1.9	0.8
Defined benefit plans	(16.1)	18.0	1.9
Foreign currency translation	—	24.9	24.9
Lease accounting	—	(5.2)	(5.2)
Others	11.8	4.2	16.0

Profit before tax under Japanese GAAP	¥545.4

Total differences between IFRS and Japanese GAAP		¥(7.9)

Profit before tax under IFRS			¥537.5

5	TRADING ASSETS

Trading assets at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
Debt instruments	¥4,596,223	¥4,132,979
Equity instruments	247,213	328,279

Total trading assets	¥4,843,436	¥4,461,258

Trading debt instruments mainly consist of Japanese government bonds, Japanese municipal bonds and commercial paper. Trading equity instruments mainly consist of investment funds and Japanese listed stocks.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate futures, interest rate swaps and interest rate swaptions. Currency derivatives include currency swaps, foreign exchange forward transactions and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivative at September 30, 2012 and March 31, 2012.

	At September 30, 2012
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥455,223,470	¥4,549,981	¥4,601,769	¥44,359,835	¥593,658	¥542,031
Futures	32,886,103	26,235	27,662	5,936,370	563	7
Listed Options	7,812,227	442	147	—	—	—
Forwards	11,117,492	1,096	1,234	—	—	—
Swaps	372,851,305	4,431,402	4,471,344	38,081,287	591,064	541,775
OTC Options	30,556,343	90,806	101,382	342,178	2,031	249
Currency derivatives	58,587,515	800,212	834,682	3,868,758	223,115	21,811
Futures	38,552	230	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	32,866,630	344,584	317,347	188,473	1,276	543
Swaps	19,362,631	144,657	299,062	3,680,285	221,839	21,268
OTC Options	6,319,702	310,741	218,273	—	—	—
Equity derivatives	748,407	54,508	54,147	31,317	418	807
Futures	301,457	2,782	2,039	—	—	—
Listed Options	28,086	473	19	—	—	—
Forwards	28,529	470	3	—	—	—
Swaps	18,150	49	521	31,317	418	807
OTC Options	372,185	50,734	51,565	—	—	—
Commodity derivatives	291,683	48,333	25,134	—	—	—
Futures	63,608	2,016	1,957	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	213,026	46,130	22,684	—	—	—
OTC Options	15,049	187	493	—	—	—
Credit derivatives	1,758,993	11,683	33,401	—	—	—

Total derivative financial instruments	¥516,610,068	¥5,464,717	¥5,549,133	¥48,259,910	¥817,191	¥564,649

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

	At March 31, 2012
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥451,332,001	¥4,009,540	¥4,040,326	¥44,595,733	¥451,528	¥427,772
Futures	32,034,925	30,100	29,755	8,045,954	65	308
Listed Options	339,147	60	73	—	—	—
Forwards	8,824,022	1,463	1,628	—	—	—
Swaps	368,792,521	3,899,877	3,900,163	36,205,248	448,516	427,198
OTC Options	41,341,386	78,040	108,707	344,531	2,947	266
Currency derivatives	64,352,811	964,172	1,167,005	3,637,149	337,040	81,703
Futures	1,414,647	—	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	36,202,320	570,465	496,637	244,547	755	543
Swaps	19,733,333	56,151	425,896	3,392,602	336,285	81,160
OTC Options	7,002,511	337,556	244,472	—	—	—
Equity derivatives	800,990	52,093	57,086	13,057	30	366
Futures	382,950	1,504	6,830	—	—	—
Listed Options	630	2	1	—	—	—
Forwards	32,228	823	305	—	—	—
Swaps	10,035	23	185	13,057	30	366
OTC Options	375,147	49,741	49,765	—	—	—
Commodity derivatives	284,731	68,062	40,141	—	—	—
Futures	11,737	136	146	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	255,285	67,379	39,279	—	—	—
OTC Options	17,709	547	716	—	—	—
Credit derivatives	1,675,561	19,061	36,414	—	—	—

Total derivative financial instruments	¥518,446,094	¥5,112,928	¥5,340,972	¥48,245,939	¥788,598	¥509,841

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at September 30, 2012 and March 31, 2012.

	At September 30, 2012
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥245,368	¥2,315	¥87	¥411,081	¥452	¥20,360
Trading purposes	5,903	—	91	147	—	2
Facilitating client transactions	506,297	8,733	52	590,197	183	12,809

Total	¥757,568	¥11,048	¥230	¥1,001,425	¥635	¥33,171

	At March 31, 2012
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥243,077	¥462	¥316	¥423,232	¥975	¥16,837
Trading purposes	6,250	—	98	156	—	7
Facilitating client transactions	480,948	17,474	100	521,898	150	19,056

Total	¥730,275	¥17,936	¥514	¥945,286	¥1,125	¥35,900

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2012 and March 31, 2012.

	At September 30, 2012		At March 31, 2012
	Notional amounts		Notional amounts
Type of counterparty:	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥529,839	¥1,001,425	¥494,176	¥945,286
Insurance and other financial guaranty firms	227,729	—	236,099	—

Total	¥757,568	¥1,001,425	¥730,275	¥945,286

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
Debt instruments	¥2,006,526	¥2,019,559
Equity instruments	131,211	130,850

Total financial assets at fair value through profit or loss	¥2,137,737	¥2,150,409

The SMFG Group classifies the entire hybrid instrument at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥5,275,582	¥4,857,096
Japanese municipal bonds	174,921	177,732
Japanese corporate bonds	242,114	242,440

Total domestic	5,692,617	5,277,268

Total held-to-maturity investments	¥5,692,617	¥5,277,268

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥21,021,765	¥22,530,293
Japanese municipal bonds	222,864	297,815
Japanese corporate bonds	441,078	381,963
Other debt instruments	—	117,045
Equity instruments	2,472,461	2,837,017

Total domestic	24,158,168	26,164,133

Foreign:
U.S. Treasury and other U.S. government agencies bonds	2,758,526	4,404,769
Other governments and official institutions bonds	672,906	538,175
Mortgage-backed securities	564,972	331,071
Other debt instruments	269,584	256,799
Equity instruments	331,938	351,885

Total foreign	4,597,926	5,882,699

Total available-for-sale financial assets	¥28,756,094	¥32,046,832

Total investment securities	¥34,448,711	¥37,324,100

Financial Stabilization Funds

The Financial Stabilization Funds (“Funds”) were established in 1996 by the Government of Japan in connection with the restructuring program for the loans of certain failed housing-loan companies. The Government of Japan requested Japanese domestic financial institutions to contribute to the Funds, including commercial banks, insurance companies, securities companies, as well as the Bank of Japan. The contributions to the Funds were non-interest earning and expected to mature 15 years from the contribution date.

The Funds invested principally in Japanese government bonds. The investment returns of the Funds were used to make up for the losses incurred from the restructuring program. On maturity of the Funds, if there were accumulated losses incurred through the collection of the loans made by the housing-loan companies (so-called “stage two losses”), the Government of Japan indicated that it would bear half of such losses.

The SMFG Group contributed ¥218,426 million to the Funds when they were established. Since the contributions to the Funds were non-interest earning, they were discounted to their present value at the time of the contribution and the discount was accrued until the expected maturity date using the effective interest method. The contributions to the Funds were included in other debt instruments in available-for-sale financial assets and were measured at fair value. The fair value of the Funds at the end of each reporting period was calculated by the discounted cash flow (“DCF”) method using Japanese government bond yields. In March 2011, the Government of Japan approved the outline of final treatment for this program, where the Japanese domestic financial institutions, including the SMFG Group, would share the stage two losses evenly with the government and, as a consequence, would not recover a portion of the contributions to the Funds. Accordingly, at March 31, 2011, the SMFG Group calculated the fair value of the Funds and recognized an impairment loss based on the above development. The Funds had been closed progressively in accordance with the above-mentioned outline. The SMFG Group received ¥88,476 million as part of the closure in September 2011 and ¥117,045 million as final distributions of the Funds in June 2012. The SMFG Group did not recognize any additional loss for the six months ended September 30, 2012.

The balance of the Funds was nil and ¥117,045 million at September 30, 2012 and March 31, 2012, respectively.

9	LOANS AND ADVANCES

The following are the principal components of loans and advances at September 30, 2012 and March 31, 2012 by industry classification.

	At September 30, 2012	At March 31, 2012
	(In millions)
Domestic:
Manufacturing	¥8,085,146	¥8,462,004
Agriculture, forestry, fisheries and mining	119,946	152,128
Construction	1,240,557	1,284,882
Transportation, communications and public enterprises	4,469,064	4,414,102
Wholesale and retail	5,303,280	5,480,393
Finance and insurance	2,110,473	2,170,776
Real estate and goods rental and leasing	8,071,573	7,982,741
Services	4,069,005	4,076,818
Municipalities	1,205,345	1,234,355
Lease financing	2,066,926	2,056,972
Consumer(1)	18,802,425	19,185,574
Others	3,532,590	4,155,960

Total domestic	59,076,330	60,656,705

Foreign:
Public sector	106,229	130,426
Financial institutions	2,051,573	2,012,751
Commerce and industry	10,792,234	10,364,685
Lease financing	174,962	191,966
Others	727,540	706,175

Total foreign	13,852,538	13,406,003

Gross loans and advances	72,928,868	74,062,708
Adjust: Unearned income, unamortized premiums-net and deferred loan fees-net	(132,058)	(144,731)
Less: Allowance for loan losses	(1,332,451)	(1,381,164)

Net loans and advances	¥71,464,359	¥72,536,813

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥14,497,403 million and ¥14,574,702 million at September 30, 2012 and March 31, 2012, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2012	2011
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥1,381,164	¥1,587,133
Provision for loan losses	71,445	9,135
Charge-offs:
Domestic	98,017	126,958
Foreign	12,025	11,535

Total	110,042	138,493

Recoveries:
Domestic	5,206	1,212
Foreign	159	36

Total	5,365	1,248

Net charge-offs	104,677	137,245
Others(1)	(15,481)	(3,966)

Allowance for loan losses at end of period	¥1,332,451	¥1,455,057

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥87,344	¥108,612

Balance at end of period	¥83,148	¥103,493

Provision for loan losses	¥11,183	¥13,705

Ratio of net charge-offs to average loans outstanding during the period	0.14%	0.19%

(1)	Others mainly include a decrease in the allowance for loan losses from the disposal of the subsidiary and foreign exchange translations for the six months ended September 30, 2012, whereas the amount for the six months ended September 30, 2011 mainly includes foreign exchange translations.

10	DEPOSITS

Deposits at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
Non-interest-bearing demand deposits	¥13,409,733	¥13,834,841
Interest-bearing deposits:
Demand deposits	35,143,267	35,149,464
Deposits at notice	4,743,641	4,497,785
Time deposits	27,250,625	26,863,517
Negotiable certificates of deposit	10,516,675	8,593,638
Others(1)	3,321,325	3,914,321

Total deposits	¥94,385,266	¥92,853,566

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
Debt instruments “short position”	¥1,905,220	¥2,171,010
Equity instruments “short position”	2,748	2,557

Total trading liabilities	¥1,907,968	¥2,173,567

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of Japanese listed stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
SMBC:
Short-term borrowings	¥765,902	¥3,151,463
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	81,185	85,421
Floating rate borrowing	432,321	399,602
Subordinated
Fixed rate borrowing	360,000	358,000
Floating rate borrowing	5,000	5,000

Total SMBC	1,644,408	3,999,486

Other subsidiaries:
Short-term borrowings	2,859,463	3,241,091
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	642,450	737,531
Floating rate borrowing	1,135,022	1,031,046
Subordinated
Floating rate borrowing	11,250	11,250

Total other subsidiaries	4,648,185	5,020,918

Liabilities associated with securitization transactions:
Fixed rate borrowing	1,153,689	1,233,810
Floating rate borrowing	103,569	104,353

Total liabilities associated with securitization transactions	1,257,258	1,338,163

Lease obligations	99,560	54,291

Total borrowings	¥7,649,411	¥10,412,858

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
SMBC:
Commercial paper	¥1,419,266	¥1,213,249
Bonds	2,036,084	1,908,429
Subordinated bonds	2,062,083	2,255,900

Total SMBC	5,517,433	5,377,578

Other subsidiaries:
Commercial paper	1,467,443	1,530,415
Bonds	327,278	315,687
Subordinated bonds	142,099	142,200
Other	15,651	11,862

Total other subsidiaries	1,952,471	2,000,164

Total debt securities in issue	¥7,469,904	¥7,377,742

14	PROVISIONS

The following tables present movements by class of provisions for the six months ended September 30, 2012 and 2011.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2012	¥400,233	¥25,117	¥425,350
Additional provisions	—	1,296	1,296
Amounts used	(93,988)	(4,389)	(98,377)
Unused amounts reversed	(184)	(543)	(727)
Amortization of discount and effect of change in discount rate	419	137	556
Others	(769)	(27)	(796)

Balance at September 30, 2012	¥305,711	¥21,591	¥327,302

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2011	¥72,219	¥24,134	¥96,353
Additional provisions	847	2,658	3,505
Amounts used	(17,142)	(2,318)	(19,460)
Unused amounts reversed	(34)	(1)	(35)
Amortization of discount and effect of change in discount rate	374	94	468
Others	—	(78)	(78)

Balance at September 30, 2011	¥56,264	¥24,489	¥80,753

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer finance companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer finance companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the customers’ characteristics, and the length of the period the claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

In December 2011, SMBC Consumer Finance formerly known as Promise Co., Ltd. became a subsidiary of the SMFG Group, and as a result, the provision for interest repayment increased significantly at April 1, 2012.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2012 and 2011.

15	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its subsidiaries and associates at September 30, 2012 and March 31, 2012 was as follows:

	At September 30, 2012	At March 31, 2012
Shares outstanding	1,414,055,625	1,414,055,625
Shares in treasury(1)	60,113,405	62,939,559

(1)	The main reason for a decrease of shares in treasury is that the SMFG Group delivered shares of SMFG common stock to shareholders of Promise Co., Ltd. in connection with making Promise Co., Ltd. a wholly owned subsidiary of the SMFG Group through a share exchange on April 1, 2012. Promise Co., Ltd. changed its trade name to SMBC Consumer Finance Co., Ltd. on July 1, 2012.

The total number of authorized shares of common stock was 3,000 million at September 30, 2012 and March 31, 2012 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2012 and March 31, 2012.

	At September 30, 2012		At March 31, 2012
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 6 preferred stock	70,001	—	70,001	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

16	NON-CONTROLLING INTERESTS

Non-controlling interests at September 30, 2012 and March 31, 2012 consisted of the following:

	At September 30, 2012	At March 31, 2012
	(In millions)
Preferred securities issued by subsidiaries	¥1,557,354	¥1,588,893
Others	445,958	461,833

Total non-controlling interests	¥2,003,312	¥2,050,726

17	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2012 and 2011 consisted of the following:

	For the six months ended September 30,
	2012	2011
	(In millions)
Loans and advances(1)	¥71,445	¥9,135
Available-for-sale financial assets	125,228	122,959

Total impairment charges on financial assets	¥196,673	¥132,094

(1)	Cross-reference to provision for loan losses in Note 9 “Loans and Advances.”

18	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2012 and 2011.

	For the six months ended September 30,
	2012	2011
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥290,987	¥261,221
Weighted average number of common stock in issue (in thousands of shares)	1,353,947	1,394,237

Basic earnings per share	¥214.92	¥187.36

Diluted:
Profit attributable to shareholders of SMFG	¥290,987	¥261,221
Dilutive impact of potential common stock issued by subsidiaries	(70)	—

Net profit used to determine diluted earnings per share	¥290,917	¥261,221

Weighted average number of common stock in issue (in thousands of shares)	1,353,947	1,394,237
Adjustments for stock options (in thousands of shares)	401	132

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,354,348	1,394,369

Diluted earnings per share	¥214.80	¥187.34

Stock options granted to certain directors and employees of SMBC before the establishment of SMFG had an effect on the potential common stock and were forfeited in June 2012. Those stock options were antidilutive and not included in the calculation of diluted earnings per share for the six months ended September 30, 2012 and 2011.

19	DEFERRED DAY ONE PROFIT AND LOSS

The aggregate deferred day one profit yet to be recognized in profit at the beginning and end of the six months ended September 30, 2012 and 2011, and a reconciliation of changes in the balances were as follows:

	For the six months ended September 30,
	2012	2011
	(In millions)
Balance at beginning of period	¥1,790	¥4,051
Released to profit	(686)	(1,251)

Balance at end of period	¥1,104	¥2,800

The SMFG Group has entered into transactions where the fair value is determined using valuation techniques for which not all inputs are observable in the market. The difference between the transaction price and the fair value that would be determined at initial recognition using a valuation technique is referred to as “day one profit and loss,” which is not recognized immediately in the consolidated income statement. The table above shows the day one profit balances, all of which are derived from financial assets at fair value through profit or loss. The release to profit is due to the amortization of the deferred day one profit over the life of the instruments. See Note 22 “Fair Value of Financial Assets and Liabilities” for additional information.

20	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2012 and 2011 were as follows:

	Dividends per share	Aggregate amount
	(In yen)	(In millions)
For the six months ended September 30, 2012:
Common stock	¥50	¥67,556

For the six months ended September 30, 2011:
Common stock	50	69,073
1st series Type 6 preferred stock	44,250	3,098

On November 14, 2012, the board of directors approved a dividend of ¥50 per share of common stock totaling ¥70,513 million in respect of the six months ended September 30, 2012. The amount included ¥2,816 million of dividends distributed to SMFG’s subsidiaries. The consolidated financial statements for the six months ended September 30, 2012 do not include this dividend payable.

21	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2012 and March 31, 2012, the SMFG Group had ¥957 million and ¥503 million, respectively, of contractual commitments to acquire intangible assets, such as software. In addition, the SMFG Group had ¥131,059 million and ¥44,058 million of contractual commitments to acquire property, plant and equipment at September 30, 2012 and March 31, 2012, respectively. The increase in contractual commitments to acquire property, plant and equipment at September 30, 2012 was due mainly to the inclusion of the aircraft leasing business which commenced in June 2012 as SMBC Aviation Capital. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in the event that economic conditions change, the SMFG Group needs to secure claims, or other events occur.

Financial Guarantees and Other Credit-Related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, financial guarantees and other credit-related contingent liabilities at September 30, 2012 and March 31, 2012.

	At September 30, 2012	At March 31, 2012
	(In millions)
Loan commitments	¥44,576,256	¥44,064,283
Financial guarantees and other credit-related contingent liabilities	5,138,480	5,320,993

Total	¥49,714,736	¥49,385,276

22	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

The table below presents the carrying amounts of financial assets and liabilities presented on the SMFG Group’s consolidated statements of financial position at September 30, 2012 and March 31, 2012, together with the associated fair value.

		At September 30, 2012		At March 31, 2012
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks:
Cash and non-interest-earning deposits	a	¥4,060,438	¥4,059,807	¥4,597,372	¥4,597,370
Interest-earning deposits with banks	a	4,300,120	4,298,728	3,453,190	3,452,202
Call loans and bills bought:
Call loans	a	1,094,808	1,095,018	1,254,014	1,253,852
Bills bought	a	30,839	30,809	43,068	43,026
Reverse repurchase agreements and cash collateral on securities borrowed	a	3,978,194	3,978,384	4,937,025	4,937,747
Trading assets	b	4,843,436	4,843,436	4,461,258	4,461,258
Derivative financial instruments	b	6,281,908	6,281,908	5,901,526	5,901,526
Financial assets at fair value through profit or loss	b	2,137,737	2,137,737	2,150,409	2,150,409
Investment securities:
Held-to-maturity investments	c	5,692,617	5,762,601	5,277,268	5,346,854
Available-for-sale financial assets	b	28,756,094	28,756,094	32,046,832	32,046,832
Loans and advances	a	71,464,359	73,258,234	72,536,813	74,048,420
Other financial assets	a	2,432,394	2,427,149	1,899,432	1,893,938
Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	d	¥53,296,641	¥53,296,477	¥53,482,090	¥53,482,035
Other deposits	d	41,088,625	41,093,521	39,371,476	39,378,994
Call money and bills sold:
Call money	d	2,101,108	2,101,108	2,144,600	2,144,599
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	d	5,527,735	5,527,735	7,487,633	7,487,633
Trading liabilities	b	1,907,968	1,907,968	2,173,567	2,173,567
Derivative financial instruments	b	6,113,782	6,113,782	5,850,813	5,850,813
Borrowings	d	7,649,411	7,768,526	10,412,858	10,524,586
Debt securities in issue	d	7,469,904	7,632,963	7,377,742	7,514,031
Other financial liabilities	d	5,236,494	5,235,065	4,953,425	4,951,566

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value as these financial instruments are short-term in nature.

	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account factors such as counterparties’ credit ratings, pledged collateral, market interest rates, and an overhead ratio. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The carrying amounts of financial instruments which are classified as trading assets and trading liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value. Further description and analysis of these fair values, including the detailed valuation techniques, are set out below.
c.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.
d.	(i) The carrying amounts of demand deposits and deposits without maturity represent reasonable estimates of fair value as these financial instruments are short-term in nature.

(ii) Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.

(iii) Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

Valuation Control

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies, and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and that have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as bid-ask spread, liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal banking subsidiaries, their risk management departments review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs to ensure the appropriate estimation of fair value. These departments are independent from the business units and have a specific group which reviews these techniques. In addition, their accounting departments are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities carried at fair value are categorized under the three levels of the fair value hierarchy as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following tables present the carrying amounts of the financial instruments held at fair value across the three levels of the fair value hierarchy at September 30, 2012 and March 31, 2012.

	At September 30, 2012
	Quoted market price in an active market (Level 1)	Valuation techniques— observable inputs (Level 2)	Valuation techniques— significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥3,988,252	¥811,658	¥43,526	¥4,843,436
Derivative financial instruments	32,741	6,249,080	87	6,281,908
Financial assets at fair value through profit or loss	965	1,893,677	243,095	2,137,737
Available-for-sale financial assets	26,269,626	1,825,075	661,393	28,756,094
Others(1)	—	17,207	—	17,207

Liabilities:
Trading liabilities	¥1,895,106	¥12,862	¥—	¥1,907,968
Derivative financial instruments	31,831	6,064,631	17,320	6,113,782
Others(1)	—	2,636	—	2,636

	At March 31, 2012
	Quoted market price in an active market (Level 1)	Valuation techniques— observable inputs (Level 2)	Valuation techniques— significant unobservable inputs (Level 3)	Total
	(In millions)
Assets:
Trading assets	¥3,667,000	¥740,748	¥53,510	¥4,461,258
Derivative financial instruments	32,297	5,869,008	221	5,901,526
Financial assets at fair value through profit or loss	1,556	1,887,882	260,971	2,150,409
Available-for-sale financial assets	29,725,227	1,635,881	685,724	32,046,832
Others(1)	—	14,273	—	14,273

Liabilities:
Trading liabilities	¥2,156,266	¥17,301	¥—	¥2,173,567
Derivative financial instruments	37,233	5,796,110	17,470	5,850,813
Others(1)	—	3,800	—	3,800

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2012.

The following tables present a reconciliation from the beginning to the ending balances for those assets and liabilities that are measured in the consolidated statement of financial position at fair value based on a valuation technique for which one or more significant inputs are not based on observable market data (Level 3) for the six months ended September 30, 2012 and 2011.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	(In millions)
At April 1, 2012	¥53,510	¥(17,249)	¥260,971	¥685,724	¥982,956

Total gains (losses)	(2,134)	2,986	(8,683)	(13,765)	(21,596)
In profit or loss	671	1,983	(8,683)	(3,518)	(9,547)
In other comprehensive income	(2,805)	1,003	—	(10,247)	(12,049)

Purchases	—	29	4,095	29,229	33,353
Sales	(7,850)	—	(11,418)	(12,720)	(31,988)
Settlements	—	(3,741)	(687)	(24,726)	(29,154)

Transfers into Level 3	—	—	120	—	120
Transfers out of Level 3	—	742	(1,303)	(2,349)	(2,910)

At September 30, 2012	¥43,526	¥(17,233)	¥243,095	¥661,393	¥930,781

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	(In millions)
At April 1, 2011	¥88,216	¥(7,281)	¥272,789	¥679,210	¥1,032,934

Total gains (losses)	(10,340)	(8,386)	(5,659)	(5,540)	(29,925)
In profit or loss	(3,651)	(9,591)	(5,659)	(8,129)	(27,030)
In other comprehensive income	(6,689)	1,205	—	2,589	(2,895)

Purchases	101	20	239	27,405	27,765
Sales	(1,753)	—	(617)	(22,299)	(24,669)
Settlements	—	(4,494)	(1,226)	(12,698)	(18,418)

Transfers into Level 3	—	—	172	116	288
Transfers out of Level 3	—	—	(2,470)	(9)	(2,479)

At September 30, 2011	¥76,224	¥(20,141)	¥263,228	¥666,185	¥985,496

The following table shows total gains or losses included in profit or loss for the Level 3 assets and liabilities held at September 30, 2012 and 2011.

	Trading assets	Derivative financial instruments	Financial assets at fair value through profit or loss	Available-for-sale financial assets	Total
	(In millions)
Total gains (losses) included in profit or loss for assets and liabilities held at September 30, 2012	¥671	¥2,091	¥(8,682)	¥(4,176)	¥(10,096)
Total gains (losses) included in profit or loss for assets and liabilities held at September 30, 2011	(3,651)	(9,546)	(5,713)	(11,114)	(30,024)

Gains or losses included in profit or loss are presented in net trading income, net income (loss) from financial assets at fair value through profit or loss, net investment income, and impairment charges on financial assets.

	Net trading income	Net income (loss) from financial assets at fair value through profit or loss	Net investment income	Impairment charges on financial assets	Total
	(In millions)
For the six months ended September 30, 2012:
Total gains (losses) included in profit or loss	¥2,654	¥(8,683)	¥3,168	¥(6,686)	¥(9,547)

Total gains (losses) included in profit or loss for assets and liabilities held at September 30, 2012	2,762	(8,682)	2,510	(6,686)	(10,096)

For the six months ended September 30, 2011:
Total gains (losses) included in profit or loss	(13,242)	(5,659)	6,287	(14,416)	(27,030)

Total gains (losses) included in profit or loss for assets and liabilities held at September 30, 2011	(13,197)	(5,713)	3,302	(14,416)	(30,024)

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are classified as Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are classified as Level 2.

Certain investment funds classified as held for trading are measured at fair value determined based on the unit price, calculated by fund administrators. The unit price is determined based on net asset value, market approach or income approach, which may use significant unobservable inputs. In such a case, the funds are classified as Level 3.

Commercial paper is measured at fair value using the discounted cash flow method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates. Therefore, commercial paper is classified as Level 2.

Derivative financial instruments

Listed derivatives (including interest rates, bonds, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are classified as Level 1.

OTC derivatives (non-exchange-traded derivatives) are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some complex transactions, such as yield curve spread options, use inputs which are not directly observable in the market, such as historical correlation coefficients. However, as the impact of these unobservable inputs is insignificant to the fair value, the SMFG Group classifies most of those transactions as Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is classified as Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not usually observable in the market and is estimated based on historical data.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustment by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposure and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposure used is determined taking into consideration the effect of master netting agreements and collateral.

Financial assets at fair value through profit or loss

The majority of debt instruments classified in this category are measured at fair value, using a valuation technique based on the observable prices in the market and they are classified as Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks and bonds with equity risk, such as convertible bonds, which are measured at fair value using various valuation models, such as the Monte Carlo Simulation and the binomial lattice model, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being classified as Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using fair value techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these financial instruments based on the income approach or market approach using market multiples that are not usually observable in the market, and they are classified as Level 3.

Available-for-sale financial assets

(a)	Debt instruments

Debt instruments are measured at fair value using a quoted market price and classified as Level 1 if they are traded in an active market. Debt instruments are classified as Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads.

The Financial Stabilization Funds were measured at fair value using the DCF method based on actual prices for government bonds of similar maturities, which were observable in an active market. These funds were classified as Level 2. See Note 8 “Investment Securities” for further information on the Financial Stabilization Funds.

The fair value of some securitized products is calculated based on broker quotes. Since they are calculated using valuation techniques with inputs such as unobservable interest rates, foreign exchange and prices of credit products, these securitized products are classified as Level 3.

(b)	Equity instruments

Listed stocks are measured at fair value based on the market price at a stock exchange and classified as Level 1.

Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above.

Publicly offered investment trusts and funds are measured at fair value using a unit price or the market price on which such instruments are listed, and they are classified as Level 1. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are classified as Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which may include significant unobservable inputs. In such cases, the funds are classified as Level 3.

23	ACQUISITIONS

Six Months Ended September 30, 2012

SMBC Aviation Capital

On June 1, 2012, the SMFG Group acquired the aircraft leasing business of The Royal Bank of Scotland Group plc, and commenced its operation as SMBC Aviation Capital, in order to further expand and develop the business in Asia and other emerging markets together with the existing aircraft leasing unit which is intended to be integrated into the acquired business.

As a result of the acquisition of this business, which comprises companies including SMBC Aviation Capital Limited (former RBS Aerospace Limited), SMBC Aviation Capital (UK) Limited (former RBS Aerospace (UK) Limited), and SMBC Aviation Capital Australia Leasing Pty Limited (former RBS Australia Leasing Pty Limited), the SMFG Group obtained 90%, 90%, and 100% of the voting rights of these respective companies. With regard to SMBC Aviation Capital Australia Leasing Pty Limited, the SMFG Group obtained the voting rights through the newly established subsidiaries which the SMFG Group has 90% voting rights.

The fair values of assets and liabilities of SMBC Aviation Capital at the date of acquisition and the consideration paid were as follows:

At June 1, 2012
(In millions)
Assets:
Property, plant and equipment	¥568,480
All other assets	99,611

Total assets	¥668,091

Liabilities:
Borrowings	¥535,272
All other liabilities	36,105

Total liabilities	¥571,377

Net assets	¥96,714
Non-controlling interests measured at their proportionate share of the identifiable net assets	(9,453)

Net assets acquired	87,261
Goodwill	6,064

Consideration	¥93,325

Consideration:

Cash	¥93,325

Total	¥93,325

Acquisition related costs recognized as an expense in “General and administrative expenses” in the consolidated income statement	¥1,420

The goodwill was attributable to the profitability of the acquired business and the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

Net profit of SMBC Aviation Capital since the acquisition date was ¥2,489 million.

Pro forma financial information

It is estimated that the SMFG Group would have reported total operating income of ¥1,536,748 million and net profit of ¥349,426 million for the six months ended September 30, 2012 if the acquisition of SMBC Aviation Capital had occurred on April 1, 2012.

Cash and cash equivalents acquired by obtaining control of subsidiaries

The total amount of cash considerations paid and cash acquired by obtaining control of subsidiaries for the six months ended September 30, 2012 were as follows:

For the six months ended September 30, 2012
(In millions)
Cash considerations paid	¥(93,325)
Cash and cash equivalents transferred as a result of the acquisitions	93,352

Cash and cash equivalents acquired by obtaining control of subsidiaries, net of cash considerations paid	¥27

The amount of assets and liabilities other than cash or cash equivalents in these subsidiaries were ¥578,601 million and ¥571,833 million, respectively.